UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1.	Message from the Chairman of the Board of Directors

2.	Information and Guidelines for Attendance at the Meeting	5

2.1.	Voting at the Meeting	5

2.2.	Participation through electronic remote participation system in the Meeting	7

2.3.	Participation through Distance Voting Ballot (Boletim de Voto à Distância)	9

3.	Call Notice	12

4.	Management’s Proposals on the Agenda	15

4.1.	To approve the terms and conditions of the “Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A. with transfer of the spun-off portion to Embraer S.A.”, entered into by the Company’s and Yaborã’s management (“Protocol and Justification”).	15

4.2.	To ratify the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”), to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company, at book value, based on Yaborã’s balance sheet prepared as of July 31, 2021 (“Appraisal Report”).	15

4.3.	To approve the Appraisal Report.	16

4.4.	To approve the Partial Spin-off, under the terms and conditions established in the Protocol and Justification, without capital increase or issuance of new shares and effective as of January 1, 2022.	16

4.5.	To authorize the Company’s management to perform any acts required for the implementation of the Transaction, as well as ratify the acts that have already been performed.	16

ANNEXES

ANNEX I – INFORMATION ABOUT THE APPRAISAL EXPERTS

Annex I.3. – Engagement letter and compensation of the recommended appraisal experts

ANNEX II – INFORMATION ON THE PARTIAL SPIN-OFF OF YABORÃ WITH TRANSFER OF THE SPUN-OFF PORTION TO EMBRAER

Annex II.1. – Protocol and Justification

Annex II.6. – Minutes of all meetings of the board of directors, fiscal council and special committees in which the Transaction was discussed

Annex II.9. – Financial statements used for transaction purposes

1.    Message from the Chairman of the Board of Directors

São José dos Campos, October 29, 2021

Dear Shareholder,

We are pleased to invite you to attend, on first call, the Extraordinary General Shareholders’ Meeting (“ESM” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), to be held on November 30, 2021, at 10:30 am, exclusively by digital means.

The subject-matter of this ESM is the partial spin-off of Yaborã Indústria Aeronáutica S.A. (“Yaborã”) with transfer of the spun-off portion to Embraer (“Transaction”). The purpose of the Transaction is for the commercial aviation business to be developed directly by Embraer again, resulting in a reduction in operating, systemic, administrative and tax expenses.

Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil.

In the ESM, you will be invited to review and resolve on the matters included in the Call Notice, in accordance with item 3 below. Embraer’s Management presented proposals related to the matters on which to be voted, which are included in this Manual.

For the ESM to take place on first call, the attendance of shareholders representing at least 25% of the voting capital stock is required, pursuant to Article 125 of the Brazilian Corporations Law.

Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the ESM.

We encourage your attendance in the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

2.    Information and Guidelines for Attendance at the Meeting

2.1.    Voting at the Meeting

Each common share shall be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws:

a)    no shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and

b)    the Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meeting shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meeting.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholder Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above.

Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

2.2.    Participation through electronic remote participation system in the Meeting

The Meeting will be held exclusively by digital means and, therefore, the Company shall provide an electronic remote participation system (Microsoft Teams) that will enable shareholders to participate, voice and vote in the Meeting without being physically present.

This remote participation system is in line with CVM Instruction 481 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication between shareholders.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders wishing to participate in the Meeting, directly or represented by proxies, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least 48 hours before the Meeting, and such statement shall be duly accompanied by all the shareholders’ documentation to participate in the Meeting, as described below, and the shareholder shall be liable for the truthfulness of such documents.

The shareholder shall also inform the email address to which instructions for participating in the Meetings shall be sent.

The Company shall send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 5 of CVM Instruction 481, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

In the event the shareholder who has duly expressed his/her interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 10:30 am on November 28, 2021, the shareholder shall contact the Company’s Investor Relations Department, through the telephone no. (11) 3040-8445, until 6 pm on November 28, 2021.

The shareholder or his/her/its accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participating in Meeting are: (a) for participating by computer: (i) have a web browser compatible with Microsoft Teams installed; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participating by mobile device: (i) have the Microsoft Teams app installed; (ii) have a broadband Internet connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

The Company recommends that, on the date of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the time scheduled for the Meeting, that is, at 10:00 am on November 30, 2021, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder through the submission of his/her identity document with photo via webcam to the Company’s hosts.

The Company also recommends that the accredited shareholders be previously acquainted with the use of the Microsoft Teams electronic platform, and that they ensure the compatibility of their electronic devices with the use of the referred platform - via chat, audio and video.

We emphasize that, when accessing the link to participate in the Meeting, the attending shareholders shall activate the camera on their computer or mobile device, as the case may be, and, unless they are required by a Company representative, for any reason, to disconnect their video functionality, they shall keep their cameras on throughout the Meeting. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

We note that, for purposes of optimizing time, the voting procedure adopted by the Company will only require shareholders to express themselves orally for any contrary votes or abstentions, and in the event of difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat.

The Company shall not be responsible for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the Company’s control, which may hinder or prevent their participation in the Meeting by digital means.

In order to attend the Meeting directly or by proxy, we request that you submit to Embraer, at least 48 (forty-eight) hours prior to the date of the Meeting, the following documents:

a)    power of attorney with special powers for representation at the Meeting, in the case of a proxy;

b)    for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and

c)    evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution), as set forth in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 (forty-eight) hours before the Meeting, whether you belong to a Shareholder Group.

The Company also informs that notarized powers of attorney shall not be required for this Meeting, also as a manner of facilitating the verification of powers in light of the current circumstances.

The aforementioned documents shall be delivered only through the e-mail investor.relations@embraer.com.br.

2.3.    Participation through Distance Voting Ballot (Boletim de Voto à Distância)

If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format, to the addresses below:

(i)

a digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) duly filled in, initialed on all pages and signed at the end;

(ii)

for purposes of evidencing that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) a digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution); and

(iii)	a digital copy of the original of the following documents:

For individuals:

•	identity document with a photograph of the shareholder;

For legal entities:

•	current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

•	identity document with a photograph of the legal representative.

For investment funds:

•	the fund’s current consolidated governing document;

•	bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

•	the legal representative’s identity document with photo.

The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meeting and those received after such date shall be disregarded.

The Company waives the authentication or notarization of the signature and legalization of the document for acceptance of the distance voting ballot. The Company will not require the sworn translation of documents that have been originally written in Portuguese, English or Spanish, or that are delivered jointly with the respective translation to such languages. The following identity documents shall be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company shall inform the shareholder, within 3 days, (i) whether the distance voting ballot has been received, as well as whether the documents received are sufficient for the vote to be deemed valid; or (ii) the need to rectify or resend the distance voting ballot or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot to be valid.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions regarding completion of the distance voting ballot by means of: (i) their respective custody agents, in the case of shares that are held in a central depository; or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not held in a central depository.

The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-8445, or by e-mail at investor.relations@embraer.com.br

3.    Call Notice

(The Call Notice will be published in the newspapers O Vale, Valor Econômico and Official Gazette of the State of São Paulo in the editions dated October 29 and 30 and November 4, 2021)

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Extraordinary General Shareholders’ Meeting to be held on November 30, 2021, at 10:30 am, exclusively by digital means, as detailed below, to be deemed as having been held, for the purposes of CVM Instruction No. 481/2009, as amended (“ICVM 481”) at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Building F-100, to review and resolve on the following agenda:

1.

the terms and conditions of the “Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A., with transfer of the spun-off portion to Embraer S.A.” (“Protocol and Justification”), entered into by the management of the Company and its wholly-owned subsidiary Yaborã Indústria Aeronáutica S.A. (“Yaborã” and “Transaction”, respectively);

2.

the ratification of the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”), to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company, at book value, based on Yaborã’s balance sheet prepared as of July 31, 2021 (“Appraisal Report”);

3.	the Appraisal Report;

4.	the Transaction, under the terms and conditions set forth in the Protocol and Justification, without capital increase or issue of new shares and effective as of January 1, 2022; and

5.	the granting of authorization for the Company’s management to perform any acts required for the implementation of the Transaction, as well as ratify the acts that have already been performed.

Pursuant to Paragraph 6 of Article 124 of Law 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Article 20-A of ICVM 481, are available to shareholders at the Company’s headquarters and on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

General Instructions:

a)	Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)

To participate in the Meeting directly, through a legal representative or proxy, we request that you submit to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours prior to the Meeting, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c)	The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to investor.relations@embraer.com.br.

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: The Shareholders who choose to participate in the Shareholders’ Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, provided that the guidelines and data for connection in the electronic environment shall be sent to the Shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by November 28, 2021, which shall also include the documents required for such shareholder’s participation in the Meeting as detailed in the Management’s Proposal.

The electronic participation system to be made available by the Company will enable Shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in ICVM 481.

Detailed rules and guidelines, as well as the procedures and additional information for Shareholder’s participation in the Meeting by means of the electronic participation system are contained in the item of the Management Proposal available on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

DISTANCE VOTING BALLOT: to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

Any questions regarding this Call Notice shall be submitted to the Company’s Investor Relations Department, at investor.relations@embraer.com.br.

São José dos Campos, October 29, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

4.    Management’s Proposals on the Agenda

4.1. To approve the terms and conditions of the “Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A. with transfer of the spun-off portion to Embraer S.A.”, entered into by the Company’s and Yaborã’s management (“Protocol and Justification”).

Embraer’s Management recommends that its shareholders carefully examine the terms and conditions of the Protocol and Justification for the Transaction and, if the shareholders agree, approve the aforementioned Protocol and Justification.

It should be noted that, on the date hereof and at the time of the Transaction, the Company is and shall continue to be the owner of 100% of the shares representing Yaborã’s capital stock and that such transaction, therefore, reflects only a corporate reorganization aimed at reducing operational, systemic, administrative and tax expenses. The transfer of Yaborã’s spun-off portion will not result in an increase or decrease in the Company’s shareholders’ equity, given that 100% of the shares representing Yaborã’s capital stock are owned by the Company, and, insofar as Yaborã’s shareholders’ equity is already fully reflected in the Company’s shareholders’ equity, as a result of the application of the equity method.

4.2. To ratify the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”), to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company, at book value, based on Yaborã’s balance sheet prepared as of July 31, 2021 (“Appraisal Report”).

In accordance with the provisions of Articles 227 and 8 of Law No. 6,404/76, Embraer’s Management proposes the ratification of the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”) to carry out the appraisal of the spun-off portion of Yaborã to be transferred to Embraer, at book value, based on Yaborã’s analytical balance sheet prepared as of the Reference Date, in functional currency and converted to reais on the balance sheet date, in accordance with the applicable accounting standards, the result of which is the subject-matter of the Appraisal Report.

Pursuant to Article 21 of CVM Instruction No. 481/09, we provide the required information in Annex I hereto.

4.3. To approve the Appraisal Report.

Embraer’s Management proposes that the Appraisal Report be approved. Regarding the appraisal report’s preparation requirement set forth in Article 264, Paragraph 1, of the Brazilian Corporations Law, at a meeting held on 02.15.2018, in the scope of SEI proceeding no. 19957.011351/2017-21, the Collegiate of the Brazilian Securities and Exchange Commission unanimously decided that the aforementioned article is not applicable in the merger of a wholly-owned subsidiary into a publicly-held parent company, since, due to the inexistence of non-controlling shareholders of the mergee, the essential condition set forth in such provision would not be present. Therefore, for the purposes of transfer of the spun-off portion of Yaborã to the Company, the aforementioned appraisal report’s preparation requirement does not apply.

4.4. To approve the Partial Spin-off, under the terms and conditions established in the Protocol and Justification, without capital increase or issuance of new shares and effective as of January 1, 2022.

Embraer’s Management proposes the partial spin-off of Yaborã and subsequent transfer of the spun-off portion to the Company, under the terms and conditions established in the Protocol and Justification, without capital increase or issuance of new shares, effective as of January 1, 2022.

Pursuant to Section 20-A of CVM Instruction 481/09, we provide the main terms of the Transaction in Annex II hereto.

4.5. To authorize the Company’s management to perform any acts required for the implementation of the Transaction, as well as ratify the acts that have already been performed.

Embraer’s Management proposes to authorize the Company’s management to perform any acts required for the implementation of the Transaction, as well as ratify the acts that have already been performed.

Annex I – INFORMATION ABOUT THE APPRAISAL EXPERTS

(Pursuant to Annex 21 to ICVM 481/09)

1.    List the appraisal experts recommended by the management.

Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 61.562.112/0011-00, with headquarters in the capital of the State of São Paulo and branch office in the city of São José dos Campos, State of São Paulo, at Rua Carlos Maria Auricchio 70, suites 1401, 1403, 1404, 1406, 1407, 1409 and 1412, 14th floor, Condomínio Costa, Norte Offices Royal Park, Bairro Royal Park.

2.    Describe the qualifications of the recommended appriasal experts.

PricewaterhouseCoopers Auditores Independentes is originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Association registered with the 4th Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo - SP, and amendments thereto registered with the 2nd Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo - SP.

In the country for over 100 years, PricewaterhouseCoopers has around 4,000 professionals, distributed in 15 offices in all regions of Brazil, in addition to being present in numerous other countries.

PwC values transparency, engagement, and combines experience in auditing, tax and compliance with increased capacity in specialized areas such as cybersecurity, data privacy, ESG and artificial intelligence, in addition to expertise in digital services, people and organization, taxes, mergers and acquisitions and business reorganization.

3.    Provide a copy of the engagement letter and the compensation of the recommended appraisal experts.

See engagement letter attached as Annex I.3 hereto.

4.    Describe any relevant relationship over the past three (3) years between the recommended appraisal experts and the company’s related parties, as defined by the accounting standards concerning this matter.

PricewaterhouseCoopers Auditores Independentes is not a related party of Yaborã Indústria Aeronáutica S.A. or Embraer S.A. as defined by Technical Standard CPC 05 – Related Parties. The referred appraisal experts, in the last 3 years, provided accounting auditing and advisory services for both entities and for other subsidiaries of Embraer S.A. The services provided and related fees for the year ended December 31, 2020 are detailed below:

(i) external audit services referring to the review of individual and consolidated ITRs and the audit of Financial Statements;

(ii) audit-related services, mainly referring to compliance services provided to the Company, regarding the documents filed with regulatory and governmental agencies; and

(iii) tax services fees, related to tax compliance services for some of Embraer’s subsidiaries.

In the year ended December 31, 2020, the appraisal experts received fees in the amount of R$ 23,005.0 thousand, of which R$ 19,661.0 thousand refer to external audit services, R$ 2,910.0 thousand to audit-related services, R$ 203.0 thousand related to tax service fees and R$203.0 thousand to other fees.

Annex I.3.

Engagement letter and compensation of the recommended appraisal experts

www.pwc.com.br

Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

Engagement letter for professional services October 2021

Attn: Management

Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

Av Brigadeiro Faria Lima, 2170

São José dos Campos - SP

October 4, 2021

Dear Sirs,

1

PricewaterhouseCoopers Auditores Independentes, with headquarters in the capital of the State of São Paulo and branch office in the city of São José dos Campos, São Paulo, at Rua Carlos Maria Auricchio, 70, 14th Floor, Edifício Royal Park, enrolled with the Corporate Taxpayers’ Register (CNPJ/MF) under No. 61.562.112/0011-00 (“PwCAI”), thank you for the opportunity of performing the audit services. The purpose of this letter is to confirm our understanding with respect to our and your responsibilities in connection with our engagement as auditors of Yaborã Indústria Aeronáutica S.A. (“Company”), for the year ended July 31, 2021, for issuance of the report on the shareholders’ equity consisting of certain assets and liabilities of Yaborã Indústria Aeronáutica S.A. based on the accounting records on July 31, 2021, for purposes of merger of the Company into Embraer S.A. (“Embraer”), pursuant to Articles 226 et seq. of Law6404/76 (“shareholders’ equity” and “appraisal report on the shareholders’ equity”). The terms of this letter shall remain effective until modified in writing with the consent of both parties.

2

We will issue the appraisal report on the shareholders’ equity based on the accounting records of Yaborã Indústria Aeronáutica S.A. on July 31, 2021 and its corresponding annexes, prepared in accordance with the accounting practices adopted in Brazil. Our report will be based on audit procedures applied to the Company’s balance sheet.

Upon completion of our audit, we will issue and provide to the Company an appraisal report on the shareholders’ equity, in Portuguese, which should be delivered on September 20, 2021. In addition, the person responsible for preparing the appraisal report shall attend the Extraordinary General Shareholders’ Meeting of Embraer S.A. that approves the merger of the Company, for purposes of clarifying any matters, in accordance with Law 6404/76.

3

We will discuss with you a timetable for our work, which will include a final visit after the balance sheet is delivered to us for audit. We expect to deliver a draft of our appraisal report for your review approximately 1 week after completion of our field work, as well as to issue our final report as soon as we receive the management representation letter. Compliance with the above deadlines is directly related to the timely delivery by Yaborã Indústria Aeronáutica S.A. of all documents, information and representation letter required for the performance of our services.

4	Our appraisal report on the shareholders’ equity will express our conclusion on the Company’s shareholders’ equity, at book value, including any adjustments identified during our audit.

In addition, our report may include an emphasis paragraph or a paragraph on other matters, in the circumstances also set forth in the auditing standards.

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PricewaterhouseCoopers Auditores Independentes, Rua Carlos Maria Auricchio, 70, 14º, Ed. Royal Park ,São José dos Campos, SP, Brasil, 12246-876, T: (12) 3519-3900, www.pwc.com/br

Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

5

Our audit shall be conducted in accordance with Brazilian and International auditing standards, issued by the Federal Accounting Council (Conselho Federal de Contabilidade - CFC) and the International Auditing and Assurance Standards Board (IAASB), respectively. These standards require the auditor to comply with the relevant ethical requirements set forth in the Code of Professional Ethics and Professional Standards, issued by the CFC, and that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free from material misstatements. An audit involves performing procedures to obtain audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. The risks of not detecting a material misstatement resulting from fraud are higher than those arising from error, as fraud may involve intentional acts of circumventing internal controls, collusion, forgeries, omissions or false presentations and representations. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management.

6

Reasonable assurance means an increased level of assurance, but not a guarantee that an audit carried out in accordance with the Brazilian and International standards on auditing will always detect any existing material misstatements. Misstatements may result from fraud or error and are considered material when, individually or as a whole, they may influence, within a reasonable perspective, the economic decisions made by users based on the related financial statements.

7

Due to the limitations inherent to the audit and to the internal control structure, there is an unavoidable risk that some material misstatements may not be detected, even if the audit is properly planned and performed in accordance with auditing standards. In our risk assessment, we will consider internal controls that are relevant for preparing of the Company’s balance sheet, for planning audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. However, we will report in writing any significant deficiencies in the internal control structure that may be relevant for the audit of the balance sheet that we identify during the audit procedures. This report is intended solely for use by the management.

8

The balance sheet to be audited is the management’s responsibility. Management is responsible for the properly preparation and presentation of the balance sheet in accordance with practices adopted in Brazil, as the case may be, and for the internal control structure required for the balance sheet to be free of material misstatements, whether due to fraud or error. The procurement of balance sheet audit services and the issuance of the appraisal report on the shareholders’ equity do not relieve management of this responsibility. Management is also responsible for making available to the auditor all relevant information of which management is aware for preparing the balance sheet, such as records, documentation and other matters, as well as additional information that may be requested from management for audit purposes and for providing unrestricted access to Company personnel as the auditor may deem necessary to obtain audit evidence.

9

As required by auditing standards, we will make specific inquiries of management and others at the Company about the representations embodied in the balance sheet and the effectiveness of internal controls associated with transactions, records and financial reporting. The auditing standards also require that we obtain a representation letter from senior management, including the CEO, covering material matters and basic representations in relation to the appraisal report on the shareholders’ equity. In addition,

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

management agrees to inform us of facts that may affect the appraisal report on the shareholders’ equity of which it may have become aware during the period between the date of the appraisal report on the shareholders’ equity and the date on which the report was is published. The results of our audit tests, the responses to our inquiries and the written representations of management shall constitute the evidence upon which we intend to rely in forming our opinion expressed in the appraisal report on the shareholders’ equity.

10

Company’s management is primarily responsible for preventing and detecting errors and fraud. In this context, an effective internal control structure reduces the possibility that errors and fraud may occur or, at the very least, contributes to their being detected, both by management and by the independent auditors.

11

Consequently, although we cannot guarantee their detection, our work is planned and executed to obtain reasonable, but not absolute, assurance that any errors or fraud that could have a material effect on the balance sheet are detected. The audit is based on the concept of selective testing of the data under examination and, as such, is subject to limitations; therefore, errors and fraud that may have direct effects on the balance sheet may eventually go undetected.

Furthermore, consideration of existing control systems will not be sufficient to enable us to provide assurance regarding the reliability and effectiveness of the internal controls related to transactions, records and financial reporting.

12

Our audit according to the auditing standards does not include a detailed audit of transactions to the extent necessary to detect errors and fraud that do not have a material effect on the shareholders’ equity. However, we will inform you of any such matters that come to our attention. In this context, the concept of materiality is considered in relation to the shareholders’ equity and not for its absolute or isolated effect.

13

Except for the purposes for which the report on shareholders’ equity is proposed and for its respective disclosure on the website and filing with regulatory bodies, if you intend to publish or reproduce our appraisal report on the shareholders’ equity or otherwise make reference to PwCAI in a document that contains other information, it is hereby mutually agreed that the draft of said document will be provided to PwCAI to read, review and approve before it is distributed to third parties and the report is included therein. We emphasize that our report shall always be reproduced in full, including its annexes.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

14

Notwithstanding the foregoing, in the event that you decide to include our appraisal report on the shareholders’ equity in public offering documents or other form of document, if applicable, you agree to obtain our prior consent or authorization. Likewise, no reference to PwCAI may be included in such documents without our prior consent. Any work in connection with these types of documents should be procured separately.

15

Regulations established by some countries include the requirement that the auditor be registered in that country if the Company makes an offer or filing of financial information with the appraisal report on the shareholders’ equity. The potential consequences of non-compliance with this requirement for timely auditor registration can be severe for both PwCAI and the Company. The Company agrees that our appraisal report on the shareholders’ equity, or reference to us, will not be included in an offer document in a regulatory body, or equivalent, domiciled abroad without our prior written consent. Any agreement to perform services related to an offer, including our consent, shall be subject to a separate services agreement.

16

The Company agrees to provide, in a timely manner, a copy of correspondences, notices or requests issued by the regulatory bodies to which the Company is subject and that are directly or indirectly related to the referred appraisal report and, therefore, may be of interest to the independent auditors. The Company further agrees, in cases not prohibited by law, to immediately inform PwCAI of the receipt of any official communication, letter, notice, assessment notice, court order or request (“communications” or “notices”) from authorities requiring the submission of information and/or clarifications regarding fraud or alleged fraud, or non-compliance with laws or regulations. The Company also undertakes to provide PwCAI with a copy of the statements, answers, considerations and other communications sent to such authorities in response to the communications received.

17

The audit will be conducted with the main objective of issuing an appraisal report on the shareholders’ equity, in connection with the merger of the Company into Embraer and will not be planned or conducted to meet other transaction requirements or specific expectations of any third parties; therefore, matters of possible private interest to third parties may not be specifically addressed. There may be matters that would be assessed differently by third parties, possibly in connection with another specific transaction.

18

PricewaterhouseCoopers refers to the global group of PricewaterhouseCoopers firms, each of which constitutes a fully autonomous and independent legal entity, organized as a network of companies. PwCAI may, at its discretion, use and/or subcontract the resources of other PwC firms, and/or third parties (hereinafter “PwC Subcontractors”), within or outside Brazil, in connection with the provision of the services and/or for internal, administrative and/or regulatory compliance purposes. Each PwC Subcontractor is subject to confidentiality requirements substantially similar to those of PwCAI. Thus, you agree that PwCAI may provide information, which PwCAI receives in connection with this agreement, to PwC Subcontractors for such purposes. PwCAI shall be solely responsible for the provision of the services (including those performed by PwC Subcontractors) and for the protection of the information provided to PwC Subcontractors.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

19

Notwithstanding the contents of the previous paragraph, during the performance of the audit services, PwCAI may, at its discretion, use resources of other entities and companies comprising the global PricewaterhouseCoopers network (“Other PricewaterhouseCoopers Firm(s)”). However, the responsibility for preparing and issuing reports relating to this engagement letter is and will continue to be exclusively that of PwCAI. Any professionals of Other PricewaterhouseCoopers Firm(s) involved in the rendering of the services set forth in this engagement letter will act only on behalf of PwCAI. PwCAI assumes full and exclusive responsibility for the actions of professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services provided for herein.

20

The following items are intended to regulate the processing of personal data by the parties pursuant to Law No. 13,709/2018 (General Data Protection Law or LGPD), with the specific and limited purpose of carrying out the activities set forth in this proposed letter. In this context, PwCAI shall act solely and exclusively as PROCESSOR, processing the personal data transmitted by the Company, which, in turn, will act as CONTROLLER, in accordance with the definitions set forth in the General Data Protection Law. The parties hereto agree that:

(a)

The CONTROLLER is liable for the legitimacy of all personal data of data subjects that shall be processed by the PROCESSOR, including those that require the holder’s consent, and for the accuracy of these data, and is also responsible for excluding sensitive personal data and informing the PROCESSOR of any changes that may affect the duties of the data subject whose data is being processed.

(b)

The PROCESSOR shall not process any personal data that is not duly in line with the scope of this proposed letter, unless required as a result of a legal obligation, and shall keep the appropriate records of the personal data processing operations carried out. Requests for compliance with the rights of the data subject, informed by the CONTROLLER, shall only be fulfilled if they do not conflict with independent legal grounds or professional standards of the PROCESSOR.

(c)

The PROCESSOR confirms the adoption of security, technical and administrative measures aimed at protecting personal data from: a) unauthorized access, b) accidental or unlawful situations, c) destruction, loss, alteration, communication or any form of inappropriate or unlawful processing. The PROCESSOR undertakes to notify the CONTROLLER, in compliance with LGPD requirements, of the occurrence of any event that results in unauthorized access or inadequate data processing.

(d)

Upon termination of this Agreement, the PROCESSOR shall delete or destroy all personal data processed to comply with this Agreement, except for methodologies, tools and working papers and files created, which are kept by the PROCESSOR, based on legal grounds resulting from applicable professional standards.

21

As you are aware, several anti-money laundering laws and related provisions are in force, including Laws 9,613/98 and 12,683/12, which provide that auditors, advisors and accounting, tax and business consultants are required to report to the Financial Activities Control Board (COAF) the occurrence of any of the circumstances described in the aforementioned laws and regulations approved by COAF and/or other regulators of professional activities performed by PwCAI. The parties undertake to strictly comply with these laws, as well as Law 12,846/2013 (“Anti-Corruption Law”). Any circumstances reported to meet the obligations of PwCAI under these laws do not and will not constitute a breach of PwCAI ‘s professional and/or contractual obligation of confidentiality.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

22

In the course of our activities, it is common for us to develop software, including spreadsheets, documents, databases and other electronic tools as support material for our work. In some cases, we may make these instruments, as well as data and documents, available to the Company upon formal request. Considering that these tools were specifically developed to meet our own goals, without taking into account, therefore, any other purposes for which the Company may use them, they will be made available in a non-customized basis, for the Company’s exclusive use, and shall not be provided to or shared with third parties. Thus, we cannot be held responsible for the adequacy or suitability of the software tools for any purpose for which the Company may use them. Any specific software tool developed for Yaborã Indústria Aeronáutica S.A. shall be subject to a separate engagement letter.

23

Methodologies, tools, working papers and files created by us in the course of our audit, including electronic documents and files, are the exclusive property of PwCAI, in accordance with the rules governing our professional activities.

24

In addition, aiming at the greatest possible agility and objectivity in the provision of our professional services, we may use electronic messages (e-mail), which may be intercepted, corrupted, lost, destroyed, delivered late or incompletely or otherwise be adversely altered by third parties, notwithstanding our measures to protect our electronic communication systems against breaches.

25

Our fee estimates are based on the time required by the professionals assigned to the audit. Individual hourly rates vary depending on the level of responsibility involved and the experience and skill required.

26

We estimate that our fees for this audit will be R$ 530,000.00 (five hundred and thirty thousand reais), in addition to the expenses we may incur. This estimate takes into account the agreed-upon level of preparation and assistance from the Company’s personnel; should this assistance not be provided or should any other circumstances arise which may cause actual time to exceed the estimate, we will bring such fact to the management’s attention.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

In addition to the amounts above, the fees to be invoiced by PwCs abroad are as follows:

	PwC country of origin	Original currency	Original currency amount
Embraer Estruturas Metalicas	PwC Portugal (*)	EUR
Embraer Estruturas em Composto	PwC Portugal (*)	EUR	7,500.00
Embraer Portugal Holding SGPS	PwC Portugal (*)	EUR
Embraer Aviation France	PwC France (*)	EUR	12,000.00

(*) amounts will be billed by our offices located abroad to the above-described subsidiaries.

27	The fees billed by PwC Brazil shall be paid in a lump sum within 30 days after authorization of payment by the management; as for the fees billed by PwC abroad, payment shall occur within 60 days.

28

The assignment or transfer of the rights and obligations arising from this proposed letter to any third party is prohibited without the prior and express authorization of the other party, except in the event of assignment, by PwCAI, of the credit right for payments with maturity date exceeding 45 (forty-five) days, through bank-issued invoices on behalf of the financial institution to which the right was assigned, in the amounts and within the terms agreed upon in this proposed letter.

29	Our fees take the following into consideration:

(a)

Support from the Company’s personnel for prior preparation of analyzes (requests for analysis) and account reconciliations, which are necessary for the process of closing the accounts and preparing the balance sheets, and critical for the audit, as well as the identification and separation of documents on file and the supply of information in response to our inquiries.

We emphasize that the correct and complete filling of the analysis requests (to be delivered in advance), in a timely manner, is critical for our work to be carried out efficiently and within the proposed budgeted hours. Our process of requesting our clients to prepare these analyzes and statements is actually advantageous and cost-effective, since our time is exclusively dedicated to the review of information and data relating to the accounts, rather than their compilation.

(b)

The application of our audit procedures and the corresponding documentation of our work are carried out in electronic apps and tools that essentially depend on a permanent connection to the Internet. Thus, you undertake to provide, during our field work, minimum conditions for internet connection for the correct operation of these apps and tools. If such provision is not possible, we will use alternative solutions, the related expenses of which will be presented to you in advance.

(c)	Additional consultations involving our specialized departments or special services will be invoiced separately from the aforementioned fees, after your analysis and prior approval.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

(d)	Expenses such as (air or land) transportation, lodging, meals, telephone calls, fax, ground transportation tickets, mileage, etc. are included in the fees described in paragraph 26 above.

(e)

Fees shall be subject to revision by the parties whenever there is a contractual imbalance due to changes in the country’s economic and financial environment or in the event of an increase in the scope of the services hereby procured, which shall be previously approved by Embraer. Such revision shall be formalized in writing by means of an addendum executed by both parties.

(f)

Our fees, as established herein, include taxes, charges, contributions and other fees that are levied on the services hereby procured in accordance with the legislation in force on the date of issuance of this engagement letter.

(g)

It is hereby mutually agreed by the parties that any changes that entail an increase in the tax burden on services, such as the creation of new taxes, increase in rates, levying of ISSQN in a manner other than the one carried out at the time of execution of this engagement letter, changes in practices repeatedly observed by the relevant tax authorities, administrative and/or judicial decisions or change in the interpretation of the applicable tax legislation, shall result in a corresponding change in the fees agreed herein, in the same amount as the increase in rates or new taxes levied. PwCAI will notify, in writing, the change, its impact on fees and the effective date of the respective change.

30

The Company will make the payments by the maturity date. In the event of late payment, the Company, by operation of law, will be deemed to be in default, and the outstanding balance will accrue a fine of 2% (two percent), interest in arrears of 1% (one percent) per month, as well as inflation indexation on a pro rata die basis based on the General Market Price Index (IGPM), published by the Getulio Vargas Foundation. At PwCAI’s discretion, and without prejudice to the possibility of termination of this engagement, PwCAI may suspend the provision of services until the payment is settled, upon express notice to the Company. Such event shall not give rise to any basis for a claim by the Company for delays in meeting the contractual dates, which shall be extended for the same number of days as payment is delayed.

31	Any additional services that you may requested and that we agree to provide shall be the subject of separate written agreements.

32

It is our desire to provide you at all times with a high quality service that meet your needs. If, at any time, you would like to discuss with our professionals how our services could be improved or if you do not agree with any aspect of our services, we kindly request that you immediately raise the matter with the partner in charge. If, for any reason, you prefer to discuss these aspects with someone other than that partner, please contact Mauricio Moraes, audit leader in the countryside of São Paulo, through the telephone number (19) 3794-5400. In this manner, we are able to ensure that your concerns are dealt with carefully and promptly.

33	Please note that PwCAI has a customer satisfaction monitoring system, which includes interviews and surveys, presented by sampling each year.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

34

Confidentiality. The Parties undertake to (i) use confidential information solely for the purpose of performing the procured Services and (ii) treat the content of all information and data to which the Parties may have access under this Agreement as strictly confidential, undertaking not to disclose them, in whole or in part, to any third parties; such obligation shall survive, regardless of the expiration or termination of this Agreement, until the information becomes public domain, except as a result of a court order or order of any relevant administrative authority, and provided that the Party that is required to make such disclosure, within the legal limits, helps the Party to which the Confidential Information belongs to limit the disclosure to that which is strictly necessary to comply with the law or order and notifies the owning Party of such disclosure so that the owning Party can take appropriate measures to defend its rights.

34.1 The Contractor also undertakes not to mention, disclose or use, in any form, and prevent its personnel from disclosing or using the corporate name (or any part thereof), products, corporate information or trademarks of Embraer, without the prior and express authorization of Embraer.

34.2 Without prejudice to the responsibility of each Party with respect to the confidential information of the other Party, the Parties undertake to maintain an internal confidentiality policy applicable to their employees and agents and/or enter into non-disclosure agreement with their respective employees, agents, as well as with third parties who may have access to the confidential information.

34.3 The following shall not be deemed as confidential information: information that is already in the public domain on the date of its conveyance and information that is proven to have been developed by one of the Parties independently of the confidential information of the other party.

35	Anti-Corruption Clause:

aa. Each Party represents and warrants to the other Party that, in connection with this Letter (including its negotiation, execution or performance), it will not violate the “ABC Laws”.

bb. “ABC Laws” means (a) the United Nations Convention against Corruption (which is the subject of General Resolution 58/4); (b) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (c) the general principles of the US Foreign Corruption Bribery Act (FCPA), the current version of the general principles of the United Kingdom Bribery Act (UKBA); and (d) any anti-money laundering laws and regulations applicable in relation to a Party, and any legislation enacted in the country in which that Party is established or where the Party shall carry out activities related to this Letter, which addresses the prevention of corruption, for example, the Brazilian Clean Company Law (Lei da Empresa Limpa).

cc. Each Party confirms the establishment of policies and procedures designed and implemented to comply with the ABC Laws (including, but not limited to, a code of ethics (or equivalent document) and a corruption prevention policy (or equivalent document)). Each Party undertakes to strictly comply with such policies and procedures.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

dd. In addition, each Party represents that, in connection with this Letter, it has not offered, promised or authorized, nor will offer, make, authorize or promise, either directly or indirectly, any improper or corrupt payment (nor will it otherwise provide or have provided, in a corrupt or improper manner, any valuables) to anyone, including third parties. This includes offering, making, promising or authorizing any benefit or advantage, directly or indirectly, to any employee, executive, officer, agent or representative of the other Party, to any actual or potential customer of either Party, or to any “ Government Official”. For purposes of this Letter, “Government Official” means (a) an official or employee of any national, regional, local government or other government of any country, (b) an official or employee of any government department, agency or instrumentality, including any elected or appointed official in any branch (executive, legislative or judiciary), (c) an official or employee of a government-owned or controlled company or enterprise or who performs a government function, (d) an official or employee of a state-sponsored or public university or research organization, (e) an official or employee of a public international organization, (f) a candidate for a political office, (g) a political party or political party official, (h) a member of a royal family or military team, (i) an individual categorized as a Government Official under applicable local laws, and (j) any other person, individual or entity that suggests, requests or directs or for the benefit of any other person acting in an official capacity to any of the persons described in items (a) to (i) above or on their behalf.

ee. Each Party agrees to prepare, keep and maintain accurate and detailed financial records and books regarding its performance and payments made in connection with this Letter. Each Party shall develop and maintain a system of internal accounting controls that is sufficient to meet accounting requirements and comply with the laws of the country in which it is incorporated.

ff. Each Party shall inform the other Party, to the extent permitted by applicable laws, of any events that come to their knowledge which may result in a breach of this law compliance clause.

36

The agreement formalized in this letter shall be governed and construed in accordance with the laws of the Federative Republic of Brazil and is hereby irrevocably agreed and accepted that the courts of São José dos Campos/SP shall have exclusive jurisdiction to settle any claim, dispute or controversy, including, without limitation, claims for compensation or counterclaims that may arise out of or in connection to this agreement. Each party irrevocably waives the right to any claim that the action was filed in an inapplicable forum or that such courts do not have jurisdiction.

37

We kindly request that you acknowledge receipt of this letter and express your “in agreement” with the terms set forth herein by signing the enclosed copy of the letter in the space provided below and return it to us. If your “in agreement” cannot be provided within the next 30 days, we reserve the right to review the terms, provisions and other conditions of this engagement letter.

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Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

October 4, 2021

38	If you require any further information or wish to discuss the terms of our engagement further, we are at your disposal for any necessary clarification.

39	This engagement letter is entered into with retroactive effect to August 31, 2021, and all acts performed by the parties hereto as of that date are ratified by them.

Sincerely,

PricewaterhouseCoopers	Rafael Alvim Guimarães
Auditores Independentes	Contador CRC 1RJ104572/O-0
CRC 2SP000160/O-5

In agreement:

Embraer S.A.	Antonio Carlos Garcia

Embraer S.A.	Fabiana Klajner Leschziner

Yaborã Indústria Aeronáutica S.A.	Antonio Carlos Garcia

Yaborã Indústria Aeronáutica S.A.	Fabiana Klajner Leschziner

Witnesses:

José Nestor Gava Filho	Rafael Albano Pereira de Oliveira
CPF: 223.699.668-31	CPF: 224.271.078-8

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Annex II – INFORMATION ABOUT THE PARTIAL SPIN-OFF OF YABORÃ WITH TRANSFER OF THE SPUN-OFF PORTION TO EMBRAER

(Pursuant to Annex 20-A of ICVM 481/09)

1.    Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404, of 1976.

The protocol and justification for partial spin-off of Yaborã Indústria Aeronáutica S.A. (“Yaborã”) and subsequent transfer of the spun-off portion to Embraer S.A. (“Embraer” or “Company”) is attached as Annex II.1 hereto (“Protocol and Justification”).

2.    Other agreements, contracts and pre-contracts governing the exercise of voting rights or the transfer of shares issued by the subsisting companies or companies resulting from the transaction, filed at the company’s headquarters or to which the company’s controlling shareholder is a party.

There are no other agreements, contracts or pre-contracts.

3. Description of the transaction, including:

(a)    Terms and conditions:

The corporate reorganization comprises the partial spin-off of Yaborã with transfer of the spun-off portion to Embraer, for the commercial aviation business to be merged into Embraer, so that all assets and liabilities of Yaborã listed in the Appraisal Report attached to the Protocol and Justification as Annex 2.2 (“Spun-off Portion”) are transferred to Embraer, as recorded and reflected in the accounts in Yaborã’s balance sheet prepared as of July 31, 2021, in functional currency and converted to reais on the balance sheet date, in according with the applicable accounting standards (“Reference Date”), effective as of January 1, 2022, with no joint and several liability between the Parties, pursuant to the sole paragraph of article 233 of Law 6,404/76 (“Transaction”).

On the date hereof, Embraer directly owns 100% of Yaborã’s shares. Therefore, the transfer of the spun-off portion will not result in any increase or decrease in Embraer’s shareholders’ equity, considering that 100% of Yaborã’s shares are owned by Embraer and insofar as Yaborã’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of application of the equity method.

In addition, in substitution for the shares that are currently recorded in Embraer’s consolidated financial statements, the shareholders’ equity that comprises the spun-off portion, after the Transaction, will be directly recorded in Embraer’s financial statements. Thus, as a result of the Transaction, the investment account related to Embraer’s equity interest in Yaborã’s capital stock will be replaced in Embraer’s accounting by the assets and liabilities contained in Yaborã’s balance sheet, without any change to Embraer’s capital stock account.

The partial spin-off, followed by transfer of the spun-off portion to Embraer, will result in a reduction of Yaborã’s capital stock by R$ 2,648,928,198.01 (two billion, six hundred and forty-eight million, nine hundred and twenty-eight thousand, one hundred and ninety-eight reais and one cent) - composed by R$2,395,131,119.01 (two billion, three hundred and ninety five million, one hundred and thirty one thousand, one hundred and nineteen reais and one cent) corresponding to accrued losses and R$253,797,079.00 (two hundred, fifty three million, seven hundred and ninety seven thousand, seventy nine reais) corresponding to the spun-off portion of Yaborã - from R$ 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four reais and eighty cents), divided into 4,933,102,244 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four) common shares, all registered and without par value, to R$ R$ 2,284,174,046.79 (two billion, two hundred and eighty-four million, one hundred and seventy-four thousand, forty-six reais and seventy-nine cents), without any change in the number of Yaborã’s shares, with resulting amendment to Article 5 of its bylaws. The other corresponding entries for the Transaction for transfer of the Spun-off Portion shall be carried out directly in Yaborã’s shareholders’ equity accounts.

Embraer’s capital stock will remain unchanged, and there will be no issuance of new shares, as Embraer controls 100% of the investment in Yaborã and the transfer of the Spun-off Portion will not result in an increase or decrease in Embraer’s shareholders’ equity, as set forth above.

Changes in equity related to the items of the Spun-off Portion, determined between the Reference Date and the date in which the Partial Spin-off is carried out, shall be allocated to Embraer, making the necessary entries and changes in the Parties’ accounting records.

Lastly, Embraer will continue, after the Transaction, to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly held company. Yaborã, on the other hand, after the Transaction, will continue with the same corporate purpose, and has no intention of obtaining registration as a securities issuer.

(b)    Obligations to indemnify: (i) the members of management of any of the companies involved; (ii) if the transaction does not take place.

There are no obligations to indemnify.

(c)    Comparative table of the rights, advantages and restrictions of the shares of the companies involved or arising from the transaction, before and after the transaction.

Before and after the Transaction, there will be common shares of Embraer and Yaborã that shall remain with the same rights and advantages, without any change as a result of the transaction, which are listed below.

Embraer:

Entitled to dividends:	Common Shares: All common shares issued by Embraer are entitled to dividends, except shares that are held in treasury. The portion corresponding to 25% of the adjusted net income is allocated to shareholders, as a mandatory minimum annual dividend.

Voting rights:	Restricted.

Description of the restricted vote:	Common Shares: I - no shareholder, or Shareholder Group (as defined in the bylaws), Brazilian or foreign, may exercise votes in a number greater than 5% of the number of shares in which the Company’s capital stock is divided; II - the group of Foreign Shareholders (as defined in the articles of incorporation) may not exercise, in each Shareholders’ Meeting, a number of votes greater than 2/3 of the total votes that can be exercised by the Brazilian Shareholders present (as defined in the bylaws).

Convertibility:	No.

Convertibility condition and effects on capital stock:	Not applicable.

Right to reimbursement of capital:	Yes.

Description of the characteristics of the capital repayment:	None.

Transfer restriction:	No.

Description of the constraint:	Not applicable.

Redeemable:	No.

Conditions for changing the rights ensured by such securities:	Approval of the Federal Government, as holder of the golden share, for certain matters, including characterization of Brazilian or foreign shareholders.

Other relevant features:	The content of other relevant characteristics of the common share, as well as the golden share, is described in Item 18.12 of Embraer’s Annual Report (Formulário de Referência).

Yaborã:

Entitled to dividends:	Common Shares: All common shares issued by Yaborã are entitled to dividends, except shares that are held in treasury. The portion corresponding to 25% of the adjusted net income is allocated to shareholders, as a mandatory minimum annual dividend.

Voting rights:	Each common share shall be entitled to one vote in each resolution adopted by the Company’s shareholders.

Convertibility:	No.

Convertibility condition and effects on capital stock:	Not applicable.

Right to reimbursement of capital:	Yes.

Description of the characteristics of the capital repayment:	None.

Transfer restriction:	No.

Description of the constraint:	Not applicable.

Redeemable:	No.

Conditions for changing the rights ensured by such securities:	Approval by the Company’s shareholders.

Other relevant features:	No.

(d)    Possible need for approval by debenture holders or other creditors.

The companies’ management shall take all necessary measures so that, at the time of the Transaction, the authorizations and consents of third parties required to avoid non-compliance and/or early maturity of any obligations of the Companies have already been obtained, including as set forth in Paragraph 1 of Article 231 of Law 6,404/76.

(e)    Assets and liabilities that will comprise each portion of equity, in the event of a spin-off.

The assets and liabilities that will comprise Yaborã’s spun-off portion to be transferred to Embraer are those listed in the Appraisal Report, which is an integral part of the Protocol and Justification as Annex 2.2.

(f)    The resulting companies’ intention as to obtaining registration as a security issuer.

Embraer is already registered as a Category A publicly held company and Yaborã has no intention of obtaining registration as a security issuer.

4.    Plans for conducting corporate business, notably with regard to specific corporate events that are intended to be carried out.

Yaborã is a wholly-owned subsidiary of Embraer, which originally held the aforementioned commercial aviation business, having transferred it to Yaborã on January 1, 2020. After the Transaction, the commercial aviation business will again be developed directly by Embraer, and Embraer will continue to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly held company. Embraer’s corporate purpose will also remain unchanged, due to the fact that Embraer and Yaborã have similar corporate purposes and that Yaborã does not carry out any activities other than those already included in Embraer’s corporate purpose. Yaborã’s corporate purpose will also remain unchanged.

5.    Analysis of the following aspects of the transaction:

(a)    Description of the main expected benefits, including: (i) Synergies, (ii) Tax benefits; and (iii) Strategic advantages.

The purpose of the Transaction is for the commercial aviation business to be developed directly by Embraer again. The Transaction proves to be convenient since, once it is completed, the commercial aviation business will once again be developed directly by Embraer, resulting in a reduction in operating, systemic, administrative and tax expenses.

(b)    Costs.

The costs of the Transaction are estimated in approximately R$150,000,000.00, (one hundred and fifty million reais), including expenses with publications, auditors, appraisers, lawyers, consultants, including for the implementation of IT systems (including SAP) and other professionals engaged to advise on the transaction.

(c)    Risk factors.

The purpose of the Transaction is for the commercial aviation business to be developed directly by Embraer again, as well as to take advantage of the synergies obtained with this return. This return process may result in difficulties of an operational, commercial, financial, contractual and technological nature, which may result in failure to take advantage of the expected synergies, or lead to unforeseen losses or expenses. Embraer’s management may, therefore, not be able to successfully implement the intended return, or to obtain the expected returns on investments related to this Partial Spin-off.

(d)    In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

The purpose of the Transaction is for the commercial aviation business to be developed directly by Embraer again, for the reasons described in item 5.(a), with the succession, by Embraer, of all its assets, rights and obligations. Therefore, there is no other corporate structure that can be adopted, other than the Transaction, to obtain the intended results.

(e)    Replacement ratio.

Not applicable, since, as a result of the Partial Spin-off, no new shares of Embraer will be issued. In addition, considering that Embraer is the owner of all Yaborã’s shares, the Transaction will not result in any increase or decrease in Embraer’s shareholders’ equity or capital stock, insofar as Yaborã’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of the application of the equity method.

(f)    In transactions involving parent companies, subsidiaries or companies under common control: (i) Ratio of share replacement calculated in accordance with article 264 of Law No. 6.404, of 1976; (ii) Detailed description of the negotiation process for the replacement ratio and other terms and conditions of the transaction; (iii) If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a control block: (a) Comparative analysis of the exchange ratio and the price paid in the acquisition of control; and (b) Reasons that justify any differences in valuation in the different transactions; (iv) Justification of why the replacement ratio is commutative, with the description of the procedures and criteria adopted to guarantee the commutability of the transaction or, if the replacement ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

Regarding the requirement set forth in article 264 of the Brazilian Corporations Law, the Collegiate of the Brazilian Securities and Exchange Commission, at a meeting held on February 15, 2018, in the scope of SEI Proceeding 19957.011351/2017-21, unanimously decided that said article was not applicable in merger transactions of wholly-owned subsidiary by parent company, since, if there are no non-controlling shareholders, the fundamental condition set forth in the provision would not be present. Thus, for the purposes of the Transaction, Embraer is not required to prepare the aforementioned report since it contemplates the transfer of the spun-off portion of a wholly-owned subsidiary to a publicly held parent company, without existence of any non-controlling shareholders of the spun-off portion, and, consequently, a replacement ratio, therefore, the fundamental condition set forth in such provision is not present.

In addition, considering that, as described in the item 5.(e) above, Embraer is the sole shareholder of Yaborã and that no shares will be issued to replace the shares of the Transaction, there is no replacement ratio.

6.    Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes.

The minutes of all meetings of the board of directors and fiscal council where the Transaction was discussed are included in Annex II.6 hereto.

7.    Copy of studies, submissions, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report is attached as Annex 2.2 to the Protocol and Justification. The studies, submissions, reports or opinions are attached to the Protocol and Justification and to the minutes of the meetings referred to in item 6 above.

7.1. Identification of any conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction.

None.

8.    Draft bylaws or amendments to the bylaws of the companies resulting from the transaction.

Embraer’s bylaws will not be amended as a result of the Partial Spin-off.

Yaborã’s bylaws will be amended to reflect:

(a) the new capital stock structure, from R$ 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four reais and eighty cents), divided into 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four)common shares, all registered and without par value, to R$ R$ 2,284,174,046.79 (two billion, two hundred and eighty-four million, one hundred and seventy-four thousand, forty-six reais and seventy-nine cents), without any change in the number of shares, with resulting amendment to Article 5 of its bylaws.

9.    Financial statements used for purposes of the transaction, in accordance with the specific standard.

Yaborã’s financial statements as of July 31, 2021 are included in Annex II.9 hereto.

10.    Pro forma financial statements prepared for the purposes of the transaction, in accordance with the specific standard.

Not applicable, given that the Transaction will not result in dilution of Embraer’s current shareholders, thus the exception set forth in the head provision of article 10 of CVM Instruction 565/15 shall be applicable.

11.    Document containing information on the companies directly involved that are not publicly held companies.

(a)    Risk factors, pursuant to items 4.1 and 4.2 of the annual report (formulário de referência).

4.1    Describe the risk factors that may influence the investment decision, in particular, those related to:

Yaborã’s risk factors are already reflected in items 4.1 and 4.2. of Embraer’s Annual Report.

4.2    Describe, in a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including in relation to foreign exchange risks and interest rates.

Yaborã’s risk factors are already reflected in items 4.1, 4.2. and 5.2 Embraer’s Annual Report.

(b)    Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction, pursuant to item 5.4 of the annual report (formulário de referência).

There are no changes in risk factors occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the transaction.

(c)    Description of their activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the annual report (formulário de referência).

7.1    Briefly describe the activities carried out by the issuer and its subsidiaries.

Yaborã Indústria Aeronáutica S.A., a wholly-owned subsidiary of Embraer S.A., was created with the purpose of carrying out activities of the Commercial Aviation Business Unit of the Embraer Group. Its subsidiaries are:

(i)

ELEB Equipamentos Ltda. (“ELEB”) – With the trade name “Embraer Divisão Equipamentos”, it is located in São José dos Campos, State of São Paulo, Brazil. 100% equity interest representing its capital stock is held by Yaborã. ELEB produces and sells high-precision hydraulic and mechanical equipment to be used in the aeronautical industry, substantially in Embraer aircraft;

(ii)

Embraer Overseas Limited - subsidiary with 100% equity interest representing its capital stock held by Yaborã, based in the Cayman Islands; its activity is restricted to carrying out financial transactions, including raising and investing funds for Embraer Group companies;

(iii)

Embraer Aviation France - with 100% equity interest representing its capital stock held by Yaborã, based in France, it is engaged in the sale of parts and provision of after-sales support services in Europe, Africa and the Middle East;

(iv)

Embraer Netherlands Finance B.V. - subsidiary with 100% equity interest representing its capital stock held by Yaborã, based in the Netherlands, is engaged in the issuance of financial instruments and the provision of administration or financial services to third parties;

(v)

Embraer Netherlands B.V. (“ENL”) - subsidiary with 100% equity interest representing its capital stock held by Yaborã, based in the Netherlands, its main purpose is to coordinate investments in subsidiaries abroad, including those focused on the support of aircraft sale activities and to manage the assets arising from these transactions. Its activities are operated by the subsidiaries:

(vi)

(v.1) Embraer Asia Pacific Pte. Ltd. - subsidiary with 100% equity interest representing its capital stock held by ENL, based in Singapore, engaged in the provision of after-sales services and support in Asia;

(v.2) Embraer Portugal, S.A. - subsidiary with 100% equity interest representing its capital stock held by ENL, based in Évora, Portugal, its purpose is to coordinate investments and economic activities in its subsidiaries, with 100% equity interest in their capital stock, in that country, as follows:

(v.2.1) Embraer Portugal Estruturas Metálicas, S.A. - based in Évora, engaged in the manufacture, assembly, maintenance and sale of metal parts, components and assemblies and the execution of other technological, industrial, commercial and service activities related to the metal product industry;

(v.2.2) Embraer Portugal Estruturas em Compósitos, S.A. - based in Évora, its corporate purpose is the manufacture, assembly and sale of structures from parts and assemblies made of composite materials and the execution of other technological, industrial, commercial and service activities related to the industry of products manufactured with composite and non-metallic materials;

(vii)

Embraer (China) Aircraft Technical Services Co., Ltd. - subsidiary with 100% equity interest representing its capital stock held by ENL, based in China, in the province of Beijing, engaged in the provision of after-sales support and maintenance services and the sale of parts and components to customers in China;

(viii)

EZ Air Interior Limited - operation controlled jointly with Safran Cabin Inc., with 50% equity interest representing its capital stock held by ENL. Based in Ireland, engaged in the manufacturing of cabin interior components for the EMBRAER 170/190 jet family with a plant in Mexico. In the 3rd quarter of 2013, it started operating with the first shipment of its production to Embraer.

7.2    In relation to each operating segment that has been disclosed in the last year-end financial statements or, where applicable, in the consolidated financial statements, provide the following information:

(a)    products and services sold.

Yaborã designs, develops and manufactures a variety of commercial aircraft. The Commercial Aviation business unit represented 29.6%, 40.9% and 46.5% of the total revenue of the Embraer Group for the years ended December 31, 2020, 2019 and 2018, respectively.

Commercial Aviation Products

ERJ Jet Family

Embraer’s ERJ family, a twin-engine regional jet for 37-50 passengers, launched in 1996, was developed to meet the growing demand among regional airlines for medium-range jet aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ was the Embraer Group’s most important product, achieving excellent results and being responsible for consolidating Embraer Group’s presence in the regional market in the United States. As of March 31, 2021, 346 ERJ aircraft remained in service worldwide.

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides customers with a choice of four aircraft in the mid-capacity passenger range. The EMBRAER 170 is a 66-78 seat jet and the EMBRAER 175 is a 76-88 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 100-124 seat jet. The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the Joint Aviation Authority of Europe (the former advisory organization that made certification recommendations to non-European domestic authorities) or JAA, and the EASA in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, by the EASA in January 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, by the EASA in July 2006 and by the FAA in June 2007.

The EMBRAER 170/190 jet family was designed to maximize the benefits of commonality. Aircraft in the family share approximately 86% of the same components. The high level of commonality in this jet family lowered development expenses and shortened the development period. Embraer understands that this similarity leads to significant savings for customers in the form of easier training, less expensive parts and maintenance, and lower operating costs. Due to differences in size and weight, the EMBRAER 170/190 jet family does not share the same wing design. This new family of regional jets has engines fixed under its main wings — a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models in this family are powered by engines manufactured by General Electric Aircraft Engines and contain state-of-the-art avionics manufactured by Honeywell International Inc. (Aerospace).

The main features of the EMBRAER 170/190 jet family are:

Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach 0.82. The EMBRAER 170 and EMBRAER 175 have maximum fully loaded ranges of 1,800 and 1,750 nautical miles, respectively, and each is available in advanced range versions, with maximum fully loaded ranges of 2,150 and 2,250 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,850 and 1,600 nautical miles, respectively, and are available in advanced range versions with a maximum range of 2,450 and 2,300 nautical miles, respectively.

Ground maintenance. The under-wing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

Cabin and cargo space. Yaborã has increased passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-side cabin, a wide aisle, greater interior space and headroom, and a larger luggage compartment than the regional jets of competitors, including those that are in the development stage.

E-Jets E2 Family

In June 2013, the second generation of the EJets commercial aircraft family, the E-Jets E2, was launched, comprising three new aircraft, the E175-E2, the E190-E2 and the E195-E2. The E190-E2 and E195-E2 began operating in April 2018 and September 2019, respectively.

The launch of the E2 advances Yaborã’s vision of offering state-of-the-art commercial aircraft with 70-150 seat capacity, uninterrupted mainline comfort and performance for flexible and efficient use by low-cost regional and network operators. The strategy is to offer all the benefits of a new design, but with the reliability of an updated platform and commonality with the current generation of E-Jets. There is continued investment in the E-Jets program, so that customers can stay competitive with aircraft that have lower operating costs and greater passenger appeal.

In a typical single-class layout, the E175-E2 has been extended by a row of seats, compared to the current generation E175, and will seat up to 90 passengers, while the E190-E2 is the same size as the E190, with up to 114 seats. The E195-E2, compared to the current E195, has grown three rows of seats and will accommodate up to 132 seats in a typical single-class layout or up to 144 seats in a high-density layout.

In June 2015, two years after the program’s launch, the assembly of the first jet of the E-Jets E2 family, an E190-E2, began at the plant in São José dos Campos.

In November 2015, the Pratt & Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine for the Embraer E190-E2 and E195-E2 aircraft successfully completed its first flight, initiating the engine’s flight test program.

In February 2016, at a ceremony held at the plant in São José dos Campos, the E190-E2 was presented, and made its first flight in May 2016. In March 2017, at a ceremony held at the plant in São José dos Campos, the second model of the E2 generation was presented. In March 2017, it was announced that Azul, the largest operator of the current generation E195s in the world, would be the launch operator for the E195-E2.

On February 28, 2018, the E190-E2, the first member of the EJets E2 commercial aircraft family, received its Type Certificate from the National Civil Aviation Agency, the FAA and the EASA. It was the first time that an aircraft program with the level of complexity of the E2 received a type certificate from three major certification authorities around the world simultaneously.

On April 4, 2018, a ceremony was held in São José dos Campos to celebrate the delivery of the first E190-E2 aircraft to Widerøe, the largest regional airline in Scandinavia. The aircraft entered into service in the same month and performed a sold-out flight between Bergen and Tromsø, in Norway.

In April 2019, the E195-E2 received simultaneous approval and was certified by the Brazilian Aviation Authority, the FAA and the EASA.

On September 12, 2019, at a ceremony held at the plant in São José dos Campos, the first E195-E2, the largest of the three members of the E-Jets E2 family of commercial aircraft was delivered. The recipients were AerCap, the world’s largest aircraft leasing company, and Azul Linhas Aéreas Brasileiras S.A., or Azul, which is the global launch operator for the E195-E2.

On December 12, 2019, the Embraer E175-E2 made its maiden flight from Yaborã’s facilities in São José dos Campos.

The workforce reduction as a result of the COVID-19 pandemic slowed the pace of certification activities for the E175-E2 aircraft in 2020. In April 2021, the postponement of the start of operations of the E175-E2 jet for 2024 was announced.

The E175-E2 is expected to be available in a timely manner to start operations in commercial aviation and adequately meet market demand for the jet. Until then, the E175 jet, market leader of the first generation of E-Jets, the most efficient and comfortable commercial aircraft on the market for the 76-seat category, continues to be offered.

As of December 31, 2020, the E-Jets E2 had 146 backlog orders and 29 aircraft had already been delivered to customers worldwide. Operators include airlines in several regions, such as Azul Linhas Aéreas (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Air Kiribati (Asia Pacific), Bevalia (CIS), Air Peace (Africa) and Congo Airways (Africa).

(b)    revenue from the segment and its share in the issuer’s net revenue.

Yaborã’s revenue consolidated by Embraer S.A. for the fiscal year ended December 31, 2020 was R$ 6,161,248,916.00, representing 31.4% of the total consolidated revenue reported of R$ 19,641,764,287.00.

(c)    profit or loss resulting from the segment and its share in the issuer’s net profit.

The loss resulting from Yaborã’s operation consolidated by Embraer S.A. in the income for the fiscal year ended December 31, 2020, including equity in the earnings, was R$ 1,710,493,179.00, representing 47.6% of the total consolidated loss reported of R$ 3,596,233,231.00.

7.3    In relation to products and services that correspond to the operating segments disclosed in item 7.2, describe:

(a)    characteristics of the production process.

Aircraft manufacturing consists of three main stages: production of primary parts, assembly of major components, and final assembly. Primary parts include metal plates and sheets (produced from die-cast molds, stretch forming or various chemical treatments), parts produced using computerized and non-computerized machines, and prefabricated parts. The primary parts are then joined or mated together to produce the aircraft’s major components. These components are joined to create the aircraft’s basic structure. In the final assembly stage, the aircraft’s various operating systems (such as wiring and electronics) are installed in the structure and tested.

The commercial aircraft production unit is located in São José dos Campos, São Paulo, Brazil. There is flexibility to increase or decrease Yaborã’s production according to demand.

(b)    characteristics of the distribution process.

Sales of products in the Commercial Aviation segments are carried out through their own sellers, thus there are no representatives in the commercial transactions of aircraft in these segments. There are teams of specialized technicians, aircraft maintenance service centers, spare parts sales and distribution centers to support after-sales operations, in addition to the specialized network that has dozens of its own authorized service centers worldwide. The subsidiary that carries out the aforementioned after-sales activities is Embraer Aviation France. Other information about the aforementioned company is described in Item 7.1 above.

(c)    characteristics of the markets in which it operates, in particular (i) participation in each of the markets; and (ii) competition conditions in the markets.

The disruption of traffic and reduced demand that affect customer operations globally may continue to significantly affect deliveries in 2021. According to Cirium, by the end of 2020, about a third of the global fleet was in storage, while IATA predicts that by the end of 2021 there will be a reduction of approximately 62% in commercial air traffic (measured by passenger revenue per kilometer) compared to 2019 levels and 38% compared to 2020. As a result of developments related to the COVID-19 pandemic, there are ongoing discussions and negotiations with Yaborã’s customers. Some of them have rescheduled aircraft deliveries to 2021 and beyond, which affected deliveries for 2020 and projected deliveries for 2021.

Competition

Yaborã generally faces competition from large manufacturers in the international aircraft market. Each category of the Company’s products faces competition of a different nature and generally from different companies. Some of the competitors have more financial, marketing and other resources than Yaborã.

Currently, there is a stronger competition from the following aircraft:

•	A220, formerly CSeries, 110- to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;

•	ARJ21, a 90-seat regional jet produced by the Commercial Aircraft Corporation of China, or COMAC;

•	SSJ100, a 103-seat regional jet produced by the JSC Sukhoi Company;

•	SpaceJet (formerly MRJ), a 76- to 88-seat jet under development by the Mitsubishi Aircraft Corporation, which had its development suspended;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, previously produced by Bombardier, acquired by Mitsubishi Heavy Industries (MHI);

•	Dash 8-400 (formerly Q-400), Bombardier’s 72-seat turboprop program recently acquired by Havilland Canada and owned by Viking Air; and

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft.

The main competitive factors in the markets in which Yaborã participates include technological design and strength, aircraft operating costs, aircraft price, including financing costs, customer service and manufacturing efficiency. It is believed that Yaborã is able to compete favorably based on aircraft performance, efficiency, low operating costs, product development experience, global customer base, market acceptance, cabin design and aircraft price. Furthermore, while the competitive landscape has become increasingly aggressive, deals such as Airbus’ acquisition of a majority stake in Bombardier’s Series C Program, renamed as A220, are evidence of opportunities in the 100-150 seat market. With Airbus’ sales team promoting the A220 Program, customers who would not previously consider aircraft of this size are expected to look to Yaborã’s E190/E195-E2 as a comparable alternative.

(d) any seasonality.

Yaborã’s operating results and cash generation are historically subject to seasonality mainly due to a higher number of deliveries in the 4th quarter.

(e)    main inputs and raw materials, informing:

(i) description of the relationships maintained with suppliers, including whether they are subject to government control or regulation, informing the bodies and the respective applicable legislation;

Yaborã does not produce all the parts and components used in the manufacture of its aircraft. Approximately 75% of its consolidated production costs consist of materials and equipment purchased from its risk-sharing partners and other major suppliers.

Risk-sharing agreements entered into with key component suppliers enable them to focus on their core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation business unit. Under the risk-sharing agreements, suppliers are responsible for the design, development and production of the main components or systems of their aircraft. Thus, their risk-sharing partners must invest their own resources in the development and share with Yaborã the risk and success of their products.

In the Commercial Aviation, its risk-sharing partners supply vital components for its aircraft. It selects suppliers based on technical performance and product quality, production capacity, previous relationship and financial competitiveness, among others. Yaborã has maintained ongoing relationships with most of its main suppliers. In addition, it enters into purchase agreements with its main suppliers to meet its production. These agreements establish pricing formulas that take into account the various factors that affect the business of its suppliers.

Furthermore, these formulas help Yaborã to mitigate the effects of price volatility (which in some cases can be Information on Products and Services Related to Operating Segments significant) of materials, parts and components required for its operating activities. Yaborã is not obligated to purchase a minimum quantity of materials per year under any of these supply agreements. The continuity of its relationship with suppliers depends on cooperation, performance and maintenance of competitive prices.

(ii) any dependence on a few suppliers; and

See item (i) above.

(iii) any price volatility.

Yaborã’s purchase and sale agreements entered into with customers provide for adjustment of aircraft sales price according to a staggered formula, which is based on a set of indices related to raw materials, transport equipment and labor costs. In the case of agreements that do not meet the criteria for recognition by percentage of completion, Yaborã recognizes revenue at the time the product is delivered or the service is provided. Certain agreements provide for price adjustments based on future economic conditions.

7.4    Identify whether there are customers who are responsible for more than 10% of the issuer’s total net revenue, informing: (a) total amount of revenue from the customer; and (b) operating segments affected by revenue from the customer.

In the fiscal year ended December 31, 2020, none of Yaborã’s customers were responsible, individually, for more than 10% of its total net revenue.

(c)    Description of the economic group, pursuant to item 15 of the annual report (formulário de referência)

15.1 and 15.2 – Shareholding Position

Shareholder

CPF/CNPJ	Nationality-UF	Party to shareholders’ agreement	Controlling shareholder	Last change

Shareholder Resident Abroad	Name of Legal or Mandatory Representative		Type of shareholder	CPF/CNPJ

Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %

Details by class of shares (Units)

Share class	Number of shares (Units)	Share %

Embraer S.A.

07.689.002/0001-89	São José dos Campos – SP	No	Yes	07/29/2021

4,933,102,244	100.00%	0	0.000%	R$ 4,933,102,244.80	100%

Total

4,933,102,244	100.00%	0	0.000%	R$ 4,933,102,244.80	100.000%

15.3 – Capital distribution, as determined at the last shareholders’ meeting.

Date of the last shareholders’ meeting	July 29, 2021
Number of shareholders – individuals (Units)	0
Number of shareholders – legal entities (Units)	1
Number of institutional investors (Units)	0

Outstanding Shares

None.

15.4 – Organizational chart of the shareholders and the economic group.

Organizational chart before the Partial Spin-off:

15.5 - Shareholders’ Agreement filed at the Issuer’s headquarters or to which the Controlling Shareholder is a party.

None.

15.6 – Relevant changes in the ownership interest of the members of the Issuer’s control group and management.

Not applicable.

15.7 – Main Corporate Transactions.

a) Event	Drop down at Yaborã Indústria Aeronáutica S.A.

b) Main Business Conditions	On January 1, 2020, the internal segregation of Embraer’s Commercial Aviation business unit was implemented, through the contribution, by Embraer, to the capital stock of Yaborã Indústria Aeronáutica SA, of the shareholder’s equity comprised of assets, liabilities, rights and obligations (subject to certain exceptions) relating to Embraer’s Commercial Aviation business unit.

c) Companies Involved	Embraer S.A. and Yaborã Indústria Aeronáutica S.A.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

15.8 – Other Relevant Information – Control and Economic Group.

There is no other relevant information.

(d)    Description of capital stock, pursuant to item 17.1 of the annual report (formulário de referência).

Yaborã’s capital stock, fully subscribed and paid in, in local currency, is R$ 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four reais and eighty cents), divided into 4,933,102,244 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four) common shares, all registered and without par value, wholly owned by Embraer.

12.    Description of the capital and control structure after the transaction, pursuant to item 15 of the annual report (formulário de referência).

Since Yaborã is a wholly-owned subsidiary of Embraer, the Transaction will only entail a reduction of Yaborã’s capital in the amount equivalent to the spun-off portion transferred to Embraer. Furthermore, there will be no change in control after the transaction.

15.1 and 15.2 – Shareholding Position.

Embraer

Shareholder

CPF/CNPJ	Nationality-UF	Party to shareholders’ agreement	Controlling shareholder	Last change

Shareholder Resident Abroad	Name of Legal or Mandatory Representative		Type of shareholder	CPF/CNPJ

Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %

Details by class of shares (Units)

Share class	Number of shares (Units)	Share %

BNDES Participações – BNDESPar

00.383.281/0001-09	Brazilian-DF	No	No	03/31/2006

No

39,762,489	5.370%	0	0.000%	39,762,489	5.370%

BRANDES INVESTMENTS PARTNERS, L.P.

	American	No	No	03/16/2020

Yes	None		Legal Entity

112,071,399	15.135%	0	0.000%	112,071,399	15.135%

OTHERS

582,798,918	78.707%	0	0.000%	582,798,918	78.707%

TREASURY SHARES – DATE OF THE LAST CHANGE: 10/29/2021

5,832,238	0.788%%	0	0.000%	5,832,238	0.788%

TOTAL

740,465,044	100.000%	0	0.000%	740,465,044	100.000%

Yaborã

Shareholder

CPF/CNPJ	Nationality-UF	Party to shareholders’ agreement	Controlling shareholder	Last change

Shareholder Resident Abroad	Name of Legal or Mandatory Representative		Type of shareholder	CPF/CNPJ

Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %

Details by class of shares (Units)

Share class	Number of shares (Units)	Share %

Embraer S.A.

07.689.002/0001-89	São José dos Campos – SP	No	Yes	After the effectiveness of the Transaction scheduled for 01/01/2022

4,933,102,244	100.00%	0	0.000%	R$2,284,174,046.79	100%

TOTAL

4,933,102,244	100.00%	0	0.000%	R$2,284,174,046.79	100.000%

15.3 – Capital distribution, as determined at the last shareholders’ meeting

Embraer

Date of the last shareholders’ meeting	Sep. 1, 2021
Number of shareholders - individuals (Units)	111,848
Number of shareholders – legal entities (Units)	14,542
Number of institutional investors (Units)	455

Yaborã

Date of the last shareholders’ meeting	Jul. 29, 2021
Number of shareholders - individuals (Units)	0
Number of shareholders – legal entities (Units)	1
Number of institutional investors (Units)	0

Outstanding Shares

Outstanding shares corresponding to the issuer’s total shares, except for those held by the controlling company, the persons related to the latter, the members of the issuer’s management and the treasury shares.

Number of common shares (Units)	734,588,205	99.21%
Number of preferred shares (Units)	N/A	N/A
Total	734,588,205	99.21%

Yaborã: none

15.4 – Organizational chart of the Shareholders and the Economic Group.

15.5 – Shareholders’ Agreement filed at the Issuer’s headquarters or to which the Controlling Shareholder is a party.

None.

15.6 – Relevant changes in the ownership interest of the members of the Issuer’s control group and management.

Not applicable.

15.7 – Main Corporate Transactions.

Yaborã:

a) Event	Drop down at Yaborã Indústria Aeronáutica S.A.

b) Main Business Conditions	On January 1, 2020, the internal segregation of Embraer’s Commercial Aviation business unit was implemented, through the contribution, by Embraer, to the capital stock of Yaborã Indústria Aeronáutica SA, of the shareholders’ equity comprised of assets, liabilities, rights and obligations (subject to certain exceptions) relating to Embraer’s Commercial Aviation business unit.

c) Companies Involved	Embraer S.A. and Yaborã

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

Embraer:

a) Event	Merger of Bradar Indústria S.A. and Indústria Aeronáutica Neiva Ltda.

b) Main Business Conditions	At the Extraordinary Shareholders’ Meeting held on April 12, 2018, the shareholders of Embraer S.A. approved the merger of the wholly owned subsidiaries Bradar Indústria S.A. and Indústria Aeronáutica Neiva Ltda. by the Company, resulting in the extinction of the companies without an increase in Embraer’s capital stock.

c) Companies Involved	Bradar Indústria S.A., Indústria Aeronáutica Neiva Ltda. and Embraer S.A.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Termination of Bradar Indústria S.A. and Indústria Aeronáutica Neiva Ltda.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable in the case of subsidiary merger transactions.

a) Event	Partnership for the creation of Águas Azuis Construção Naval SPE Ltda.

b) Main Business Conditions	The Brazilian Navy, through the Naval Project Management Company—EMGEPRON, carried out a bidding process (No. 4005/2017-001 of 12.19.2017) for the construction and provision of support services for military ships. Embraer S.A., its subsidiary Atech Negócios em Tecnologias S.A. and Thyssenkrupp Marine Systems Gmbh were chosen to carry out the project and for this purpose, on 12.03.2019 they executed the Collaboration for Bidding and Quotaholders’ Agreement, which among other matters, provided for the establishment of the company Águas Azuis Construção Naval SPE Ltda., incorporated on 01.06.2020.

c) Companies Involved	Atech Negócios em Tecnologias S.A. and Embraer S.A.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Atech Negócios em Tecnologias S.A. (12%) and Embraer S.A. (13%) jointly own 25% of Águas Azuis Construção Naval SPE Ltda.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Embraer Australia PTY. Ltd.

b) Main Business Conditions	On March 2, 2018, Embraer Australia PTY. Ltd was discontinued.

c) Companies Involved	Embraer Australia PTY Ltd.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Bradar Sensoriamento Remoto Ltda. em Liquidação

b) Main Business Conditions	On March 30, 2018, the dissolution of Bradar Sensoriamento Remoto Ltda. em Liquidação was resolved at a shareholders’ meeting. The company was effectively closed on May 8, 2018.

c) Companies Involved	Bradar Sensoriamento Remoto Ltda. em Liquidação

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Harbin Embraer Aircraft Industry Co., Ltd.

b) Main Business Conditions	On May 22, 2018, Harbin Embraer Aircraft Industry Co., Ltd.

c) Companies Involved	Harbin Embraer Aircraft Industry Co., Ltd.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Embraer Training Services LLC

b) Main Business Conditions	On August 6, 2018, Embraer Training Services LLC was terminated.

c) Companies Involved	Embraer Training Services LLC.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Embraer CAE Training Services (UK) Limited

b) Main Business Conditions	On March 5, 2019, Embraer CAE Training Services (UK) Limited went into liquidation. The company was effectively terminated on September 10, 2020

c) Companies Involved	Embraer CAE Training Services (UK) Limited

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Drop down at Yaborã Indústria Aeronáutica S.A.

b) Main Business Conditions	On January 1, 2020, the internal segregation of Embraer’s Commercial Aviation business unit was implemented, through the contribution, by Embraer, to the capital stock of Yaborã Indústria Aeronáutica SA, of the shareholder’s equity comprised of assets, liabilities, rights and obligations (subject to certain exceptions) relating to Embraer’s Commercial Aviation business unit.

c) Companies Involved	Company and Yaborã Indústria Aeronáutica S.A.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of EB Defense, LLC

b) Main Business Conditions	On December 28, 2020, EB Defense, LLC was terminated.

c) Companies Involved	EB Defense, LLC

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Embraer Aero Sitting Technologies, LLC

b) Main Business Conditions	On December 28, 2020, Embraer Aero Sitting Technologies, LLC was terminated.

c) Companies Involved	Embraer Aero Sitting Technologies, LLC

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Purchase of Tempest Serviços de Informática S.A.

b) Main Business Conditions	On November 30, 2020, Embraer Defesa e Segurança Participações S.A., a direct subsidiary of Embraer S.A., acquired a majority stake in Tempest Serviços de Informática S.A. (through the subscription of new shares and the purchase of shares held by Tempest’s shareholders). With this acquisition, Embraer Defense and Security S.A. indirectly holds 100% interest in the following companies: Tempest Security Intelligence Limited, EZS Informática S.A and ID IT Tecnologia da Informação Ltda.

c) Companies Involved	Embraer Defesa e Segurança Participações S.A., Tempest Serviços de Informática S.A., Tempest Security Intelligence Limited, EZS Informática S.A and ID IT Tecnologia da Informação Ltda

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Embraer Commercial Aviation, LLC

b) Main Business Conditions	On September 30, 2020, Embraer Commercial Aviation, LLC was terminated.

c) Companies Involved	Embraer Commercial Aviation, LLC

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Table, INC.

b) Main Business Conditions	On February 8, 2021, Table, INC was dissolved.

c) Companies Involved	Embraer S.A.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Termination of Relife, LLC

b) Main Business Conditions	On February 8, 2021, Relife, LLC was dissolved

c) Companies Involved	Refine, Inc.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Not applicable.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable.

a) Event	Merger of SAVIS Tecnologia e Sistemas S.A.

b) Main Business Conditions	At the Annual and Extraordinary General Meeting held on April 26, 2021, the shareholders of Embraer S.A. approved the merger of the wholly-owned subsidiary SAVIS Tecnologia e Sistemas S.A. into the Company, with resulting extinction of the company and without increase in Embraer’s capital stock.

c) Companies Involved	SAVIS Tecnologia e Sistemas S.A. and Embraer S.A.

d) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Company’s Controlling Shareholder, Shareholders with more than 5% of the capital stock, and Members of Management	Termination of SAVIS Tecnologia e Sistemas S.A.

e) Corporate Structure Before and After the Transaction	There were no changes in the Company’s shareholding structure as a result of the transaction.

f) Mechanisms used to ensure equal treatment between shareholders	Not applicable in the case of merger of a subsidiary.

15.8 – Other Relevant Information – Control and Economic Group.

There is no other relevant information.

13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to those companies, as defined by the standards governing the public offering for the acquisition of shares.

As of the date hereof, Embraer owns 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four) common shares, all registered and without par value, representing 100% of Yaborã’s capital stock.

14. Exposure of any of the companies involved in the transaction, or of persons related thereto, as defined by the standards governing the public offering for the acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the transaction.

Not applicable.

15. Report covering all the transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction:

(a)	Companies involved in the transaction:

(i) and (ii) Private purchase and sale transactions:

Embraer: None.

Yaborã: None.

(iii) and (iv) Purchase and sale transactions in regulated markets:

Embraer: None.

Yaborã: None.

(b)	Parties related to companies involved in the transaction:

(i) and (ii) Private purchase and sale transactions:

Embraer: None.

Yaborã: None.

(iii) and (iv) Purchase and sale transactions in regulated markets:

Embraer:

Purchases in regulated markets

(1) average price:	R$ 9.12

(2) number of shares involved:	30,000

(3) security involved:	Common shares EMBR3

(4) percentage in relation to the class and type of security:	0.004%

(5) other relevant conditions:	N/A

(1) average price:	R$9.48

(2) number of shares involved:	1,000

(3) security involved:	Common shares EMBR3

(4) percentage in relation to the class and type of security:	0.00014%

(5) other relevant conditions:	N/A

Purchases in regulated markets

(1) average price:	R$14.26

(2) number of shares involved:	60,000

(3) security involved:	Common shares EMBR3

(4) percentage in relation to the class and type of security:	0,008%

(5) other relevant conditions:	N/A

Yaborã: None.

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in the event the transaction was negotiated pursuant to CVM Guideline Opinion No. 35, of 2008.

Not applicable.

Annex II.1. – Protocol and Justification

PROTOCOL AND JUSTIFICATION FOR PARTIAL SPIN-OFF OF YABORÃ INDÚSTRIA AERONÁUTICA S.A. WITH TRANSFER OF THE SPUN-OFF PORTION TO EMBRAER S.A.

The management of EMBRAER S.A., a publicly held company headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, F-100, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 07.689.002/0001-89, with its articles of incorporation registered with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.325.761 (“Embraer”); and

The management of YABORÃ INDÚSTRIA AERONÁUTICA S.A., a privately held corporation headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, Putim, CEP 12227-901, enrolled with the Taxpayers’ Register (CNPJ/ME) under no. 30.657.250/0001-60, with its articles of incorporation registered with JUCESP under NIRE 35.300.517.547 (“Yaborã”);

Embraer and Yaborã shall hereinafter also be referred to, individually, as “Party” and, jointly, as “Parties” or “Companies”;

Hereby execute, pursuant to and for the purposes of the provisions of article 223 et.al. of Law 6,404/76 (“Brazilian Corporations Law”), this protocol and justification for partial spin-off of Yaborã with transfer of the spun-off portion to Embraer (“Protocol and Justification”), in accordance with the following terms and conditions (“Transaction”):

1.	Justification for the Transaction.

1.1. The Transaction will be advantageous for Embraer and, consequently, for its shareholders, since, once the transaction is completed, the commercial aviation business will again be developed directly by Embraer, resulting in a reduction in operating, systemic, administrative and tax expenses.

1.2. The intention of the Parties is for the commercial aviation business to be merged into Embraer, so that all assets and liabilities of Yaborã listed in the Appraisal Report (as defined below) (“Spun-off Portion”) are transferred to Embraer, as recorded and reflected in the accounts in Yaborã’s balance sheet prepared as of the Reference Date (as defined below), with no joint and several liability between the Parties, pursuant to the sole paragraph of article 233 of Law 6,404/76 (“Brazilian Corporations Law”).

1.3. Embraer shall continue, after the Transaction, to dedicate itself to the development, manufacture and sale of aircraft and aerospace materials in the various segments in which Embraer operates, maintaining its registration as a publicly held company. Yaborã, on the other hand, after the Transaction, will continue with the same corporate purpose, and has no intention of obtaining registration as a securities issuer.

2.	Transaction.

2.1. For the purposes and effects of the intended Transaction, the Parties opted to determine Yaborã’s shareholders’ equity, at book value, based on the balance sheet prepared on the reference date of July 31, 2021 (“Reference Date”), prepared in functional currency and converted to reais on the balance sheet date, in accordance with applicable accounting standards, and appraise it through the Appraisal Report prepared by the Specialized Company (as indicated below), which was appointed by mutual agreement between the Parties, adopting the accounting valuation criteria for assets and liabilities contained in articles 183 and 184 of the Brazilian Corporations Law .

2.2. In compliance with legal provisions, Embraer’s management engaged specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Register (CNPJ/ME) under No. 61.562.112/0011-00 (“Specialized Company”), to carry out the appraisal of the spun-off portion of Yaborã to be transferred to Embraer, at book value, based on Yaborã’s analytical balance sheet prepared as of the Reference Date, in functional currency, as described above, the result of which is contained in the appraisal report attached hereto as Annex 2.2 (“Appraisal Report”).

2.2.1. The appointment of the Specialized Company shall be submitted to ratification at the Parties’ Shareholders’ Meeting that examines this Protocol and Justification, pursuant to articles 227 and 229, paragraph 3, of the Brazilian Corporations Law.

2.3. On the date hereof, Embraer directly owns 100% of Yaborã’s shares. Therefore, the transfer of the spun-off portion will not result in any increase or decrease in Embraer’s shareholders’ equity, considering that 100% of Yaborã’s shares are owned by Embraer and to the extent that Yaborã’s shareholders’ equity is already fully reflected in Embraer’s shareholders’ equity, as a result of application of the equity method.

2.3.1. In addition, in substitution for the shares that are currently recorded in Embraer’s consolidated financial statements, the shareholders’ equity that comprises the spun-off portion, after the Transaction, will be directly recorded in Embraer’s financial statements. Thus, as a result of the Transaction, the investment account related to Embraer’s equity interest in Yaborã’s capital stock will be replaced in Embraer’s accounting by the assets and liabilities contained in Yaborã’s balance sheet, without any change to Embraer’s capital stock account. The partial spin-off, followed by transfer of the spun-off portion to Embraer, will result in a reduction of Yaborã’s capital stock by R$ 2,648,928,198.01 (two billion, six hundred and forty-eight million, nine hundred and twenty-eight thousand, one hundred and ninety-eight reais and one cent)—composed by R$2,395,131,119.01 (two billion, three hundred and ninety five million, one hundred and thirty one thousand, one hundred and nineteen reais and one cent) corresponding to accrued losses and R$253,797,079.00 (two hundred, fifty three million, seven hundred and ninety seven thousand, seventy nine reais) corresponding to the spun-off portion of Yaborã—from R$ 4,933,102,244.80 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four reais and eighty cents), divided into 4,933,102,244 (four billion, nine hundred and thirty-three million, one hundred and two thousand, two hundred and forty-four) shares, all common, registered and without par value, to R$ 2.284.174.046,79 (two billion, two hundred and eighty-four million, one hundred and seventy-four thousand, forty-six reais and seventy-nine cents), without any change in the number of Yaborã’s shares, with resulting amendment of Section 5 of its bylaws. The other corresponding entries for the Partial Spin-off for transfer of the Spun-off Portion shall be carried out directly in Yaborã’s shareholders’ equity accounts.

2.3.2. Embraer’s capital stock will remain unchanged, and there will be no issuance of new shares, as Embraer controls 100% of the investment in Yaborã and the transfer of the Spun-off Portion will not result in an increase or decrease in Embraer’s shareholders’ equity, as set forth in items 2.3 and 2.3.1 above.

2.3.3. Embraer’s corporate purpose will also remain unchanged, due to the fact that the Parties have similar corporate purposes and that Yaborã does not carry out any activities other than those already included in Embraer’s corporate purpose. Yaborã’s corporate purpose will also remain unchanged.

2.3.4. No further amendment to the Bylaws of the Parties shall be required.

2.4. Changes in equity related to the items of the Spun-off Portion, determined between the Reference Date and the date in which the Partial Spin-off is carried out, shall be allocated to Embraer, making the necessary entries and changes in the Parties’ accounting records.

2.5. As already stated by the Collegiate of the Brazilian Securities and Exchange Commission, in a decision issued on 02/15/08 in the scope of SEI Proceeding 19957.011351/2017-21, Article 264 of the Brazilian Corporations Law is not applicable to the Transaction, since it contemplates the transfer of the spun-off portion of a wholly-owned subsidiary to a publicly held parent company, without existence of any non-controlling shareholders of the spun-off portion, and, consequently, a replacement ratio, therefore lacking the fundamental condition set forth in such provision.

2.6. The Transaction shall be effective as of January 1, 2022.

3.	Corporate Approvals.

3.1. Implementation of the Transaction is subject to performance of the following acts, all of which are interdependent:

(i)

extraordinary shareholders’ meeting of Yaborã to, in the following order, (a) approve this Protocol and Justification; (b) approve the partial spin-off, with resulting reduction of its capital stock, and amendment to Section 5 of its Bylaws; and (c) authorize the performance of the acts required for the Transaction by Yaborã’s management, as well as ratify the acts that have already been performed; and

(ii)

extraordinary shareholders’ meeting of Embraer to, in the following order, (a) approve this Protocol and Justification; (b) ratify the appointment of the Specialized Company; (c) approve the Appraisal Report; (d) approve the transfer of Yaborã’s spun-off portion to Embraer; and (e) authorize the performance of the acts required for the Transaction by Embraer’s management, as well as ratify the acts that have already been performed.

4.	Miscellaneous.

4.1. All assets and liabilities of Yaborã’s spun-off portion, including any movable assets, inventory and equipment, as well as any established tax credits, existing in Yaborã’s facilities or registered in its name, shall become the property of Embraer.

4.2. The management of each Party shall be responsible for performing all acts required for implementation of the Transaction, as applicable, including, but not limited to, the filing and publication of any acts related to the Transaction, pursuant to article 229, paragraph 4, of the Brazilian Corporations Law, and performing the changes in the Parties’ registrations with the relevant federal, state and municipal government departments as well as in their accounting books.

4.3. The Parties elect the central courts of São Paulo, State of São Paulo, to resolve any matters arising out of this Protocol and Justification, however privileged it may be or become.

4.4. All documents mentioned in this Protocol and Justification shall be available to Embraer’s shareholders at its respective headquarters as of October 29, 2021, on Embraer’s Investor Relations webpage (http://ri.embraer.com.br), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

4.5. This Protocol and Justification shall only be amended by means of a written document signed by the Parties.

4.6. The Parties and the 2 (two) witnesses identified below agree that this Protocol and Justification shall be signed digitally through the electronic platform Docusign, which the Parties acknowledge to be legal, valid and effective to bind the Parties. The Parties also agree that the digital signatures in this Protocol and Justification do not prevent or impair its enforceability, which shall be considered, for all purposes, as an extrajudicially enforceable instrument. All signatures digitally placed in this Protocol and Justification in accordance with this provision, even if by means other than the digital certificates issued by ICP-Brasil (Brazilian Public Key Infrastructure), are fully valid and enforceable and sufficient for authorship, integrity, existence and validity of this Protocol and Justification. Even if any Party hereto digitally signs this Protocol and Justification at another location, the place of execution of this Protocol and Justification is, for all purposes, the City of São José dos Campos, State of São Paulo, as indicated below. Furthermore, for all purposes and effects, the date of signature indicated below shall be deemed as the date of execution of this Protocol and Justification, regardless of the date indicated in the electronic signature of the signatories.

In witness whereof, the Parties execute this Protocol and Justification together with 2 witnesses, for all legal purposes and effects.

São José dos Campos, October 28, 2021

Embraer’s Management:

Board of Directors

Alexandre Gonçalves Silva Chairman	Raul Calfat Vice-Chairman

Alexandre Magalhães Filho Member of the Board of Directors	Claudia Sender Ramirez Member of the Board of Directors

Dan Ioschpe Member of the Board of Directors	Dejair Losnak Filho Member of the Board of Directors

João Cox Neto Member of the Board of Directors	Kevin G McAllister Member of the Board of Directors

Marcelo Kanitz Damasceno Member of the Board of Directors	Maria Letícia de Freitas Costa Member of the Board of Directors

Pedro Wongtschowski Member of the Board of Directors	Sergio Guillinet Fajerman Member of the Board of Directors

Todd Messer Freeman

Member of the Board of Directors

Embraer’s Management:

Board of Executive Officers

Francisco Gomes Neto President and CEO	Antonio Carlos Garcia Executive Vice-President, Finance and Investor Relations

Fabiana Klajner Leschziner Executive Vice-President, General Council & Chief Compliance Officer	Jackson Medeiros de Farias Schneider Executive Vice-President, Defense & Security

Yaborã’s Management:

Francisco Gomes Neto President and CEO	Antonio Carlos Garcia Executive Officer

Fabiana Klajner Laschziner Executive Officer	Jackson Medeiros de Farias Schneider Executive Officer

Witnesses:

Name: Amanda Cristina T. de Oliveira ID: 48.171.626-9 SSP/SP CPF: 418.468.738-51	Name: Bruna Aparecida da Costa Rocha ID: 44.110.468-x SSP/SP CPF: 442.329.258-05

[Signature page of the Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A. with transfer of the spun-off portion to Embraer S.A., entered into on October 28, 2021]

Annex 2.2.

Appraisal Report prepared by a Specialized Company

Yaborã Indústria

Aeronáutica S.A.

Appraisal report on the shareholders’ equity

consisting of certain assets and liabilities of

Yaborã Indústria Aeronáutica S.A. based on

the accounting records as of July 31, 2021

Appraisal report on the shareholders’ equity

consisting of certain assets and liabilities

based on accounting records

To the Shareholders and Management

of Embraer S.A.

Information on the audit firm

1

PricewaterhouseCoopers Auditores Independentes Ltda., a partnership of professionals headquartered in the city of São Paulo, State of São Paulo and branch office in the city of São José dos Campos, State of São Paulo, at Rua Carlos Maria Auricchio, 70, suites 1401, 1403, 1404, 1406, 1407, 1409 and 1412, 14th Floor, Condomínio Costa Norte Offices Royal Park, Royal Park, enrolled with the Corporate Taxpayers’ Register (Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda) under No. 61.562.112/0011-00, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Association registered at 4th Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo – SP, on September 17, 1956, and amendments thereto registered with the 2nd Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo - SP, the last amendment, dated July 1, 2021, electronically registered under no. 157.965 on September 21, 2021, with the 2nd Civil Registry of Legal Entities of the city of São Paulo, State of São Paulo, represented by its undersigned partner, Mr. Rafael Alvim Guimarães, Brazilian, married, accountant, Identity Card RG No. 10204030-0, enrolled with the Individual Taxpayers Registry (CPF) under No. 052.308.777-23 and with the Regional Accounting Council of the State of Rio de Janeiro under No. 1RJ104572/O-0, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as expert by the management of Embraer S.A. to carry out the appraisal of the shareholders’ equity of Yaborã Indústria Aeronáutica S.A. (“Company”), comprised of certain assets and liabilities as of July 31, 2021, listed in Annex I, in accordance with the accounting practices adopted in Brazil, presents the result of its audit as follows.

Purpose of the appraisal

2

The purpose of the appraisal of the shareholders’ equity comprised of certain assets and liabilities of the Company as of July 31, 2021, is to serve as a basis, pursuant to articles 8 and 226 of Law 6,404/76, for the transfer of the spun-off portion to Embraer S.A. to be analyzed and approved by the extraordinary general shareholders’ meeting to be held on November 30, 2021, and to take effect as of January 1, 2022.

Management’s responsibility for the accounting information

3

The Company’s management is responsible for the bookkeeping and preparation of the accounting information in accordance with the accounting practices adopted in Brazil, and for such relevant internal control as management determines is required to enable the preparation of such accounting information that is free of material misstatements, whether due to fraud or error. The summary of the main accounting practices adopted by the Company is described in Annex II to the appraisal report.

2 of 16

PricewaterhouseCoopers Auditores Independentes, Rua Carlos Maria Auricchio, 70, 14º, Ed. Royal Park ,São José dos Campos, SP, Brasil, 12246-876, T: (12) 3519-3900, www.pwc.com/br

Embraer S.A.

Scope of the audit and responsibility of the independent auditors

4

Our responsibility is to express a conclusion on the book value of the shareholders’ equity comprised of certain assets and liabilities of the Company as of July 31, 2021, based on the audit carried out in accordance with Technical Note 03/2014 (R1), issued by Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil – IBRACON), which provides for the application of audit procedures on the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which provides for the technical and professional standards to be to be observed by accountants for the issue of appraisal reports. Therefore, we examined the accounts that record the certain assets and liabilities listed in Annex I hereto and which, as of the date thereof, were recorded in the Company’s balance sheet, in accordance with Brazilian and international auditing standards, which require auditors to comply with ethical requirements and that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the shareholders’ equity that is the subject matter of our appraisal report is free of material misstatements.

5

An audit involves performing procedures to obtain audit evidence regarding the amounts recorded. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the shareholders’ equity, whether due to fraud or error. In this risk assessment, the auditor considers the internal controls that are relevant for the shareholders’ equity to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6

Based on the audit carried out, we concluded that the amount of R$253,797,079.00 (two hundred and fifty-three million, seven hundred and ninety-seven thousand and seventy-nine reais), that make up the assets and liabilities listed in Annex I, recorded in the accounting books in accordance with the balance sheet as of July 31, 2021, prepared in functional currency and converted into reais on the balance sheet date, represent, in all material respects, the shareholders’ equity comprised of certain assets and liabilities of the Company to be transferred in the partial spin-off, evaluated in accordance with accounting practices adopted in Brazil.

São José dos Campos, October 8, 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Rafael Alvim Guimarães

Accountant CRC 1RJ104572/O-0

3 of 16

Annex I to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

ASSETS	Reais
CURRENT ASSETS
Trade accounts receivable, net	21,155,073.00
Accounts receivable from subsidiaries	55,788,232.00
Derivative financial instruments	5,087,774.00
Contract assets	10,201,806.00
Inventory	4,231,860,687.00
Income tax and social contribution	2,430,429.00
Other assets	280,008,088.00

4,606,532,089.00

NON-CURRENT ASSETS
Customer financing	6,853,713.00
Deferred income tax and social contribution	251,777,452.00
Other assets	26,898,614.00
Investments	4,490,563,522.00
ELEB Equipamentos LTDA	883,730,625.00
Embraer Aviation France	934,422,876.00
Embraer Netherlands Finance B.V.	72,979,553.00
Embraer Netherlands B.V.	2,577,114,346.00
Embraer Overseas Limited	22,316,122.00
Property, plant and equipment	2,254,558,342.00
Intangible assets	5,588,843,151.00
Right of use	454,146.00

12,619,948,940.00

TOTAL ASSETS	17,226,481,029.00

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

4 of 16

Annex I to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

LIABILITIES	Reais
CURRENT LIABILITIES
Trade accounts payable	1,199,507,172.00
Trade accounts payable - Confirming	13,510,272.00
Lease liabilities	109,543.00
Loans and financing	2,354,996,305.00
Accounts payable	186,837,426.00
Accounts payable to subsidiaries	436,444,520.00
Contract liabilities	1,583,768,875.00
Derivative financial instruments	11,244,963.00
Taxes and payroll charges payable	32,782,730.00
Financial guarantee and residual value guarantee	179,936,371.00
Unearned income	4,799,530.00
Provisions	115,206,353.00

6,119,144,060.00

NON-CURRENT LIABILITIES
Lease liabilities	368,952.00
Loans and financing	9,645,475,136.00
Accounts payable	8,796,192.00
Contract liabilities	746,200,966.00
Derivative financial instruments	29,838,014.00
Financial guarantee and residual value guarantee	378,062,052.00
Unearned income	26,461,223.00
Provisions	18,337,355.00

10,853,539,890.00

TOTAL LIABILITIES	16,972,683,950.00

SHAREHOLDERS’ EQUITY	253,797,079.00

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

5 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1	Basis for preparation of shareholders’ equity and summary of main accounting policies

The shareholders’ equity comprised of certain assets and liabilities based on the accounting records as of July 31, 2021 (“balance sheet”), was prepared for the purposes of transfer of the Company’s spun-off portion to Embraer S.A. expected to be effective as of January 1, 2022.

The financial information as of July 31, 2021, which is the basis for the composition of the shareholders’ equity on the date thereof, was prepared and is presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis - CPC). The Company’s management is responsible for selecting and identifying the assets and liabilities determined based on the accounting records as of July 31, 2021 and which comprise the shareholders’ equity presented in Annex I.

The preparation of this financial information requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the process of applying the accounting policies. The areas that require a higher level of judgment and are more complex, as well as those containing assumptions and estimates that are material for the accounts that record certain assets and liabilities listed in Annex I, are disclosed in Notes 1.1.1 to 2.3.

The main accounting policies applied in the preparation of the aforementioned financial information are presented below.

The balance sheet was prepared based on the historical cost in functional currency converted to reais as of the date thereof (except when the item required a different criterion) and, when applicable, adjusted to reflect the valuation of assets and liabilities measured at fair value in the subsequent measurement.

1.1.1	Functional currency and balance sheet presentation

We present below the concepts and practices related to the functional currency used due to its impact on the balance sheet.

a)	Functional currency

A company’s functional currency is the currency of the main economic environment in which it operates and should be the currency that best reflects its business and operations. Based on this analysis, Management concluded that the United States Dollar (“US$” or “Dollar”) is the Company’s functional currency and this conclusion is based on the analysis of the following indicators:

•	Currency that most influences the prices of goods and services. It is the currency in which the sales price of the Company’s goods and services is expressed and settled;

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

6 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

•	Currency of the country whose competitive forces and regulations most influence the business;

•	Currency that most influences costs for the supply of products or services, that is, the currency in which the Company’s costs are normally expressed and settled;

•	Currency in which the Company normally raises funds from financial activities, and in which it normally receives for its sales and accumulates cash.

b)	Balance sheet presentation currency

The presentation currency is the currency in which the balance sheet is presented and is generally defined as a result of the Company’s legal obligations. This balance sheet is presented in reais, in compliance with Brazilian laws, by converting the balance sheet prepared in functional currency into reais, using the exchange rate in effect on the balance sheet’s date (R$5.1216 for each dollar).

c)	Conversion of the balance sheet of subsidiaries (investments)

For investments in subsidiaries that uses a functional currency other than the US dollar, the assets and liabilities accounts are translated into the Company’s functional currency, using the exchange rates in effect on the balance sheet date.

1.1.2	Trade accounts receivable, net

Upon making a sale, the Company assesses its payment term. If the sale amount is not received immediately, it will be recognized in accounts receivable. The amount receivable from a credit sale is adjusted to present value when applicable, identifying an interest rate compatible with the market at the time of sale and applying it to the amount receivable according to the term of receipt. The Company does not have trade accounts receivable with a significant financing component.

Expected credit losses are recognized using actual credit loss experiences over the past 10 years and monitoring of prospective trends in the markets and segments in which the Company operates. The assessed factor is applied to measure expected losses and recognize them in the balance sheet. Methodology data are periodically monitored and revised in light of the economic and market circumstances in which the Company operates.

As a result of the economic environment created by the COVID-19 pandemic and its respective material impact particularly on the commercial jet market (Commercial Aviation), the Company used economic and customer data based on the main rating agencies in order to capture the expected impact of the crisis in the receivables portfolio and increased the prospective factor in the period by 8.9%. Customers who had a significant increase in credit risk as a result of the crisis, such as court-supervised reorganization and bankruptcy proceedings, are treated and provisioned individually according to the best estimate of the expected loss in the Management’s view.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

7 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1.1.3	Customer financing

Trade accounts receivable transactions with a significant financing component are reclassified and recorded in the customer financing account. As of July 31, 2021, the shareholders’ equity is comprised of a limited number of transactions with a significant financing component.

Customer financing is initially measured at fair value, plus transaction costs attributable to its acquisition or issue, and subsequently at amortized cost.

Customer financing are financial assets held by the Company for the purpose of receiving contractual cash flows, and the related contractual terms generate, on specific dates, cash flows related only to the payment of principal and interest on the principal amount outstanding.

The Company applies the full expected credit loss methodology based on the full term of the contracts to recognize losses on receivables recorded as customer financing in the balance sheet.

1.1.4	Derivative financial instruments

The purpose of derivative instruments contracted by the Company and measured at fair value in the balance sheet is to protect the Company’s operations against exchange-rate risk and are not used for speculative purposes.

The Company applies cash flow hedge accounting to protect itself from cash flow volatility attributable to the risk of exchange rate variation associated with a transaction of highly probable occurrence, through currency call and put options (zero-cost collar) related to payroll expenses incurred in transactions in Brazil and settled in reais.

1.1.5	Inventory

The Company’s inventory is basically comprised of raw materials, goods in progress, spare parts and finished goods. Raw material inventory is recognized at acquisition cost. Goods in progress are comprised of raw material, direct labor, other direct costs, and general manufacturing expenses that can be attributed to the cost of inventory. Once these products are completed, they are recognized as finished goods.

The measurement of raw material and spare parts inventory is carried out at the weighted average cost. Aircraft produced (finished good) and in progress are measured at their specific production cost, which is recognized as cost of goods sold and services provided upon delivery to the customer.

Inventory is analyzed to determine whether its net realizable value is greater than its cost. A loss on adjustment to realizable value is recognized if its carrying amount is higher.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

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Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

The inventory’s consumption and demand are periodically analyzed and, if the Company identifies that there is inventory with no consumption and no demand for subsequent periods, an expense due to the expectation of loss as a result of inventory obsolescence is constituted, in accordance with the policy implemented for this purpose.

Obsolescence losses are recognized as a result of items not moved for over two years and with no defined use forecast, according to the production schedule, as well as to cover any losses with excessive or obsolete warehouse inventory and goods in progress, except for spare parts inventory, the expected loss of which is recognized due to technical obsolescence or items that have not been moved for more than two years.

1.1.6	Deferred income tax and social contribution

Deferred income tax and social contribution are calculated based on the nominal rates and currencies of the jurisdiction in which the Company operates, which is 34% in Brazil, of which 25% refers to income tax and 9% to social contribution on net income.

Deferred income tax is recognized on temporary differences between the tax basis and the book basis of assets and liabilities.

As the tax basis of the Company’s assets and liabilities is kept in Real at its historical value and the book basis in Dollar (functional currency), exchange rate fluctuations impact the tax basis, and consequently create differences between the book basis and the tax basis of non-monetary assets (inventories, PPE and intangible assets).

Deferred tax assets arising from temporary differences, related to non-deductible provisions, mainly represented by provisions for contingencies, product warranties, financial guarantees and deferred income, as well as exchange rate variation of financial assets and liabilities, will be realized as the assets and liabilities are realized and settled, respectively.

For the recognition of deferred tax assets arising from temporary differences, the Company carried out an assessment of the expected generation of future taxable income against which these temporary differences would be offset.

1.1.7	Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are calculated by the Company based on the equity method. Exchange rate variation on investments abroad that use a functional currency other than that of the Company are recorded in shareholders’ equity.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

9 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

The following subsidiaries and affiliates comprise the shareholders’ equity:

Entity	Country	Equity interest
ELEB Equipamentos Ltda.	Brazil	100%
Embraer Aviation France	France	100%
Embraer Netherlands Finance B.V.	Netherlands	100%
Embraer Netherlands B.V.	Netherlands	100%
Embraer Asia Pacific PTE. Limited	Singapore	100%
Embraer (China) Aircraft Technical Services Co. Ltd.	China	100%
Embraer Portugal S.A.	Portugal	100%
Embraer Portugal Estruturas Metálicas, S.A.	Portugal	100%
Embraer Portugal Estruturas em Compósitos, S.A.	Portugal	100%
EZ Air Interior Limited	Ireland	50%
Embraer Overseas Limited	Cayman Islands	100%

1.1.8	Property, Plant and Equipment

Property, plant and equipment items are measured at acquisition, formation or construction cost, which are presented net of accumulated depreciation and impairment losses.

Depreciation is calculated using the straight-line method based on the asset’s estimated useful life. Land is not depreciated. The estimated useful lives of property, plant and equipment are reviewed and adjusted, if appropriate, at the end of each year.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when future economic benefits associated with the item are likely to be generated.

Residual value is assigned to aircraft spare parts that are part of the Repairable Parts Pool Program, is reviewed by Management, and adjusted if necessary, at the end of each reporting period. The Company does not assign a residual value to the other assets, since assets are not usually sold and, when this occurs, it is not for relevant amounts.

Below is a summary description of the items that that make up property, plant and equipment:

a)	Land – comprise areas where mainly industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements – buildings mainly comprise factories, engineering departments and offices, while improvements comprise parking lots, streets, water and sewage network.

c)	Facilities – comprise ancillary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities in the engineering and administrative areas.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

10 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

d)	Machinery and equipment – comprise machinery and other equipment used directly or indirectly in the manufacturing process.

e)	Furniture and fixtures – mainly comprise furniture and fixtures used in production, engineering and administrative areas.

f)	Vehicles – mainly comprise industrial vehicles and automobiles.

g)	Aircraft – comprise mainly aircraft that are leased to airlines or are available for lease, in addition to those used by the Company to assist in the testing of new projects.

h)	Computers and peripherals – comprise computer equipment used in the production, engineering and administrative process.

i)	Tooling – comprise tools used in the Company’s production process.

j)	Assets under construction – mainly comprise works to expand the industrial park and aircraft maintenance centers.

k)

Repairable parts pool—the repairable parts Pool program is a transaction in which a customer procures the Company for the availability of parts for aircraft maintenance, thus, when a part needs to be replaced, the customer delivers the damaged part and the Company provides a part in good working condition to the customer. The part received, in turn, is reconditioned and added to the Pool.

1.1.9	Intangible assets

a)	Development

Research costs are recognized as expenses when incurred, while project development costs, mainly comprised of expenses with product development, including drawings, engineering projects and construction of prototypes, are recognized as intangible assets when the projects are likely to generate future economic benefits, considering their commercial and technological feasibility, availability of technical and financial resources, and only if the cost can be reliably measured.

Capitalized development expenses are amortized from the moment the benefits begin to be generated (units produced) based on the aircraft sales forecast, with the amortized amounts being allocated to the production cost. These sales forecasts are reviewed at least annually.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

11 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

b)	Computer programs (software)

Software licenses acquired are capitalized and amortized over their estimated useful life.

Expenses associated with software maintenance are recognized as expenses as they are incurred. Expenses directly associated with software, controlled by the Company and which will likely generate economic benefits greater than the costs for more than one year, are recognized as intangible assets.

1.1.10	Impairment of non-current assets

Cash Generating Units (CGUs) with allocated property, plant and equipment and intangible assets with a defined useful life are analyzed, at the end of each quarter, to assess whether there are indicators that their carrying amount may not be recoverable, for purposes of carrying out the impairment test.

Assets are grouped into UGCs, taking into account the Company’s business model and the way it monitors the cash flows generated. In general, the UGCs are defined according to the aircraft families/platforms or other lines of products and services provided by the Company, regardless of their geographic location.

The Company applies the value-in-use concept using the projected cash flow, discounted at the appropriate rate that reflects the investors’ expected return. The cash flow projection for each CGU takes into account the Company’s medium and long-term Strategic Plan, prepared based on all the characteristics and expectations of each business.

When the impairment test is carried out, Management compares the carrying amounts of the Company’s CGUs with their respective recoverable amounts, which are determined by the higher value between the value in use and the fair value less selling expenses. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.

As of July 31, 2021, the UGCs that make up the shareholders’ equity have no impairment losses.

1.1.11	Trade accounts payable - confirming

The Company entered into an agreement with financial institutions to carry out commercial transactions with suppliers. In these transactions, suppliers may transfer, at their sole discretion, the right to receive securities issued against the Company to these financial institutions, which become creditors of the discounted securities. This transaction does not significantly change the prices and commercial conditions negotiated by the Company with its suppliers. Securities transferred by suppliers to a financial institution have an average maturity of 120 days.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

12 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1.1.12	Loans and financing

Loans obtained are initially recognized at fair value, net of costs incurred to obtain them, and subsequently measured at amortized cost (plus charges and pro-rata interest) considering the effective interest rate of each transaction.

Loans are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

1.1.13	Capitalization of interest on loans

When the construction or production of an asset takes a substantial time to be ready for use, the costs on existing loans are capitalized as part of the cost of these assets. These costs are allocated based on an average rate of all active loans, weighted over these assets’ additions in the period. Borrowing costs are interest and other costs incurred by the Company in borrowing funds.

1.1.14	Contract assets and liabilities

Contract assets relate to the Company’s rights to consideration for work completed and not invoiced on the balance sheet date, net of advance payments received from customers and any expected credit loss. Contract assets are transferred to accounts receivable from customers when entitlements become unconditional.

Contract liabilities refer to advances on consideration received by the Company prior to aircraft deliveries, as well as related to the supply of spare parts, training, technical representative and other obligations contained in the aircraft sales contracts.

1.1.15	Financial guarantees and residual value guarantees

The Company may provide financial or residual value guarantees as part of the financing structure upon delivery of its aircraft.

The residual value is guaranteed to the financing agent and is based on the expected future value of these aircraft at the end of the financing and is subject to a contractually agreed cap.

Financial guarantees are priced upon delivery of the aircraft and recorded as a reduction in sales revenue against the financial guarantees account as contract liabilities. This revenue is realized over the aircraft’s financing term so that at the end of the financing the contract liability is fully recognized.

To address the risk of loss with these guarantees, the Company may recognize an additional provision as significant events occur, such as a client filing for court-supervised reorganization, based on its best loss estimate.

In some cases, the Company maintains guarantee deposits in favor of third parties to which financial or residual value guarantees related to aircraft financing structures have been provided.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

13 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

1.1.16	Unearned income

Unearned income substantially comprises amounts received by the Company in contracts with financial institutions in which the underlying services and obligations will be provided during a period established in the respective contracts. As the obligations are met, the amounts will be incorporated as an increase in the Company’s shareholders’ equity.

1.1.17	Provisions

1.1.17.1	Product warranty

When aircraft are delivered, expenses for warranty coverage of these products are estimated and recognized. These estimates are based on historical factors including, among others, warranty claims and related costs of repairs and replacements, warranty given by suppliers, contractual coverage period and studies on warranty standards for new aircraft, for which a higher cost of use upon the launching of the platforms is expected, with the reduction of such cost as the production process matures and the cycle of the aircraft in service increases. The warranty coverage period varies between 3 to 6 years.

Occasionally, the Company may be required to make changes in the product due to requests made by the aeronautical certification authorities or after delivery, due to the implementation of improvements or to the aircraft’s performance. Estimated costs for such changes are accrued at the time new requirements or improvements are required and known.

Management periodically monitors the usage history and evolution of the product warranty, and if appropriate, revises the estimate.

1.1.17.2	Provision for contingency

Provisions are recognized taking into account the opinion of the Management and its legal advisors, the nature of the actions, the similarity with previous processes, their complexity and court decisions. Whenever the loss is assessed as likely, which would likely cause an outflow of funds for the settlement of obligations, and when the amounts involved are measurable with sufficient certainty, the provision is recognized. Provisions for labor claims are recognized based on the historical percentage of disbursements for each claim. The amounts provisioned reflect the Company’s best estimate for measuring the outflow of resources that is expected to occur.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

14 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

2	RELEVANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the balance sheet, in accordance with the CPCs, requires the Company to use estimates and adopt assumptions and judgments that affect the amounts of assets and liabilities. Therefore, to prepare the balance sheet included in this report, the Company uses variables and assumptions derived from past experience and other factors considered relevant. These estimates and assumptions are continually reviewed and any changes thereto are prospectively applied and adopted.

The main variables and assumptions used in the Company’s estimates and relevant sensitivity in the judgments applicable thereto are described below:

2.2	Residual Value Guarantees

Residual value guarantees granted on the sale of new aircraft may be exercised at the end of the financing agreement entered into between a financial agent and the customer/operator of these aircraft. The guarantees are initially measured at fair value and are revised quarterly to reflect any losses due to the fair value of these commitments. Residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. Future fair value is estimated in accordance with assessments of aircraft provided by third parties, including information from sale or leasing of similar aircraft in the secondary market.

2.3	Impairment of non-current assets

Impairment tests consider the Company’s future medium and long-term strategic plans, brought to present value at a discount rate compatible with the market and which reflects the investors’ expected return. In preparing or using this information, the Company uses estimates as follows:

Expected gross cash flow- Management projected cash inflows and outflows based on past performance taking into account its expectations for market development and business strategy. These projections also take into account the efficiency gains planned for the product cycle.

a)	Growth rates - the growth rates were reflected in the revenue flow budgeted by the Company and are in line with the forecasts included in the industry reports.

b)

Discount rates – the Company uses an appropriate discount rate that reflects the investors’ expected return at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

15 of 16

Annex II to the appraisal report on the

shareholders’ equity comprised of certain

assets and liabilities based on the accounting

records issued on October 8, 2021

Yaborã Indústria Aeronáutica S.A.

Summary of the main accounting practices

adopted by management in the preparation of the

shareholders’ equity as of July 31, 2021

In reais, unless otherwise indicated

c)

US$/R$ exchange rate - the future cash flows of the Company’s cash generating units have revenues predominantly in US dollars and are therefore sensitive to fluctuations and structural changes in the US$/R$ exchange rate threshold since certain production costs and overheads are carried out in reais (such as payroll). Depreciation of the R$ against the US$ can affect future cash flows positively, while the appreciation of the R$ can cause a reduction in the future cash flows of the cash generating units and possible impairment losses. The Company uses derivative financial instruments for protection against short-term fluctuations, as described in Note 2.2.5.

*    *    *

This Annex is an integral and inseparable part of the appraisal report on the shareholders’ equity comprised of certain assets and liabilities based on the accounting records of Yaborã Indústria Aeronáutica S.A., issued by PricewaterhouseCoopers, dated October 8, 2021.

16 of 16

Annex II.6. – Minutes of all meetings of the board of directors, fiscal council and special committees in which the Transaction was discussed

Embraer S.A. Av. Brigadeiro Faria Lima, 2.170, prédio F-100 12227-901 - S.J. dos Campos - SP Brasil

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES No. 45/2021 - BOOK 007

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 29, 2021

On July 29, 2021, an extraordinary virtual meeting of the Board of Directors of Embraer S.A. (“BoD” and “Company”), was held, chaired by Alexandre Gonçalves Silva and attended by the Vice-President Raul Calfat and by the Members of the Board of Directors Alexandre Magalhães Filho, Claudia Sender Ramirez, Dan Ioschpe, Dejair Losnak Filho, João Cox Neto, Marcelo Kanitz Damasceno, Maria Letícia de Freitas Costa, Pedro Wongtschowski and Sergio Guillinet Fajerman, to analyze and resolve on the capital increase in the subsidiary Yaborã Indústria Aeronáutica S.A. (“Yaborã”).

Once the meeting was called to order, Antonio Carlos Garcia and Elaine Funo presented the proposal for tax and operational optimization, with partial spin-off of Yaborã with transfer of the spun-off portion to the Company, as well as the corporate structure proposed for Yaborã’s remaining portion, as per Annex 1.

After analysis and discussions, the members of the Board of Directors, taking into consideration the favorable opinion of the Audit, Risk and Ethics Committee and pursuant to item XVI of Section 33 of the Bylaws, approved Yaborã’s capitalization, in accordance with the presentation attached hereto (Annex 1), in the maximum amount of R$4.9 billion, to enable the aforementioned corporate restructuring.

There being no further matters to discuss, the Chairman adjourned the meeting, of which, for the record, I, Fabiana Klajner Leschziner, serving as Secretary, drafted these minutes, which were signed by all participants.

July 29, 2021

Signatures: Alexandre Gonçalves Silva – Chairman; Raul Calfat – Member of the Board of Directors; Alexandre Magalhães Filho – Member of the Board of Directors; Claudia Sender Ramirez – Member of the Board of Directors; Dan Ioschpe – Member of the Board of Directors; Dejair Losnak Filho – Member of the Board of Directors; João Cox Neto – Member of the Board of Directors; Marcelo Kanitz Damasceno – Member of the Board of Directors; Maria Letícia de Freitas Costa – Member of the Board of Directors; Pedro Wongtschowski – Member of the Board of Directors; Sergio Guillinet Fajerman – Member of the Board of Directors; Fabiana Klajner Leschziner – Secretary

I certify that these Minutes are an authentic copy extracted from the Book of Minutes of the Board of Directors.

Fabiana Klajner Leschziner

Secretary

EMBRAER S.A.

Publicly Held Company

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE 144th MEETING OF THE FISCAL COUNCIL

HELD ON OCTOBER 27, 2021

Date, Time and Place: On October 27, 2021, an extraordinary virtual was held deemed to have been held at the headquarters of Embraer S.A. (“Embraer” or “Company”), in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, Building F-100.

Call: waived due to the attendance of all the members of the Fiscal Council.

Presiding Table: Ivan Mendes do Carmo, Chairman; and Alessandra Rangel Rezende Vianna Silva, Secretary.

Attendance: all effective members of the Company’s Fiscal Council.

Agenda: to analyze and issue an opinion on the proposal, to be submitted to the Company’s General Shareholders’ Meeting, regarding the partial spin-off of Yaborã Indústria Aeronáutica S.A., enrolled with the Corporate Taxpayer’s Register (CNPJ/ME) under No.30.657.250/0001-60 (“Yaborã”), with transfer of the spun-off portion to Embraer, effective as of January 1, 2022, (“Transaction”), in accordance with the protocol and justification executed.

OPINION OF THE FISCAL COUNCIL

The effective members of the Company’s Fiscal Council, in the exercise of their legal duties, pursuant to the provisions of Article 163 of Law No. 6,404/76 (“Brazilian Corporations Law”) and, within the limits of their powers, analyzed the “Protocol and Justification for Partial Spin-off of Yaborã Indústria Aeronáutica S.A. with transfer of the spun-off portion to Embraer S.A.” (“Protocol and Justification”), regarding the Transaction, and, based on such analysis, concluded that the Protocol and Justification is in accordance with the legal requirements set forth in the Brazilian Corporations Law, not having requested any supplementation or adjustment, nor presented any reservation or restriction to the approval of the Transaction pursuant to the referred Protocol and Justification by the shareholders at the Company’s Extraordinary General Shareholders’ Meeting.

Closing: There being no further matters to discuss, the floor was opened for comments and, as there were none, the chairman adjourned the meeting for the time required for the drafting of these minutes, which, upon the meeting’s resumption, was read, approved and signed by all attendees.

São José dos Campos, October 27, 2021

Presiding Table:

Ivan Mendes do Carmo	Alessandra Rangel Rezende
Chairman	Vianna
Secretary

Members of the Fiscal Council:

Ivan Mendes do Carmo	José Mauro Laxe Vilela
Chairman	Vice-Chairman

Maurício Rocha Alves de Carvalho	João Manoel Pinho de Mello
Member of the Fiscal Council	Member of the Fiscal Council

[signature page of the Minutes of the144th Meeting of the Fiscal Council of Embraer

S.A., held on October 27, 2021, at 8 am

Embraer S.A. Av. Brigadeiro Faria Lima, 2.170, prédio F-100 12227-901 - S.J. dos Campos - SP Brasil

EMBRAER S.A. COMPANHIA ABERTA CNPJ Nº 07.689.002/0001-89 NIRE 35.300.325.761	EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ No. 07.689.002/0001-89 NIRE 35.300.325.761

ATA Nº 48/2021 - LIVRO 007 REUNIÃO EXTRAORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 28 DE OUTUBRO DE 2021	MINUTES No. 48/2021 - BOOK 007 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 28th, 2021

Data, hora e local: No dia 28 de outubro de 2021, realizou-se a reunião virtual extraordinária do Conselho de Administração da Embraer S.A. (“Companhia”), sob a presidência de Alexandre Gonçalves Silva e com a participação do Vice-presidente Raul Calfat e dos Conselheiros abaixo assinados para deliberar sobre a ordem do dia.	Date, Time and Place: On October 28th, 2021, an extraordinary virtual meeting of the Board of Directors of Embraer S.A. (“Company”) was held, chaired by Alexandre Gonçalves Silva and attended by the Vice-President Raul Calfat and the undersigned Members of the Board of Directors, to analyze and resolve on the agenda.

Presença: A totalidade dos membros do Conselho de Administração da Companhia. Os membros do Conselho Fiscal da Companhia estiveram disponíveis durante a realização da reunião do Conselho de Administração, a fim de sanar quaisquer dúvidas ou esclarecimentos por parte dos membros deste Conselho.	Attendance: All the members of the Company’s Board of Directors. The members of the Company’s Fiscal Council were available to provide the required clarifications to the members of this Board.

Ordem do Dia: Deliberar sobre (i) a proposta de cisão parcial da Yaborã Indústria Aeronáutica S.A., subsidiária integral da Companhia (“Yaborã”), com incorporação da parcela cindida pela Companhia (“Cisão Parcial com Incorporação”), nos termos dos itens 1 a 5 desta seguinte ordem do dia (“Proposta da Administração”): (1) os termos e condições do Protocolo e Justificação relativos à Cisão Parcial com Incorporação (“Protocolo e Justificação”); (2) a ratificação da contratação da empresa especializada para a elaboração do laudo de avaliação da parcela cindida de Yaborã a ser incorporada pela Companhia (“Laudo de Avaliação”); (3) o Laudo de Avaliação; (4) concessão de autorização para a Diretoria praticar todos e quaisquer atos necessários à implementação da Cisão Parcial com Incorporação e ratificação dos atos já por eles praticados; e (5) convocação de Assembleia Geral Extraordinária da Companhia a ser realizada, em primeira convocação, no dia 30 de novembro de 2021, às 10h30, para deliberar sobre a Cisão Parcial com Incorporação; e (ii) a implementação do projeto One Embraer.	Agenda: To analyze and resolve on (i) the proposal for the partial spin-off of Yaborã Indústria Aeronáutica S.A., a wholly owned subsidiary of the Company (“Yaborã”), with transfer of the spun-off portion to the Company (“Partial Spin-off”), pursuant to items 1 to 5 of this following agenda (“Management Proposal”): (1) the terms and conditions of the Protocol and Justification for the Partial Spin-off (“Protocol and Justification”); (2) the ratification of the engagement of a specialized company to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company (“Appraisal Report”); (3) the Appraisal Report; (4) the granting of authorization for the Board of Executive Officers to perform any acts required for the implementation of the Partial Spin-off, as well as ratify the acts that have already been performed; and (5) the call of the Company’s Extraordinary General Shareholder’s Meeting to be held, on first call, on November 30, 2021, at 10:30 am, to resolve on the Partial Spin-off; and (ii) the implementation of One Embraer project.

Página 1 de 4

Cont. da Ata nº 48/2021 - Livro 007 Reunião Extraordinária do Conselho de Administração realizada em 28 de outubro de 2021	Cont. of Minutes No. 48/2021 - Book 007 Extraordinary Meeting of the Board of Directors held on October 28th, 2021

Deliberações: os membros do Conselho de Administração deliberaram, depois de amplamente examinada e discutida a matéria, o seguinte:	Resolutions: after thoroughly analyzing and discussing the matter, the members of the Board of Directors resolved the following:

(i.1)  aprovar os termos e condições do “Protocolo e Justificação da Cisão Parcial da Yaborã Indústria Aeronáutica S.A. com incorporação da parcela cindida pela Embraer S.A.”, objeto do Anexo I à presente, a ser firmado nesta data entre os administradores das companhias (“Protocolo e Justificação”);

(i.1)  to approve the terms and conditions of the “Protocol and Justification for the Partial Spin-off of Yaborã Indústria Aeronáutica SA with transfer of the spun-off portion to Embraer S.A.”, attached hereto as Annex I, to be entered into on the date hereof by the companies’ management (“Protocol and Justification”);

(i.2)  ratificar a contratação da empresa especializada Pricewaterhousecoopers Auditores Independentes, inscrita no CNPJ/ME sob o nº 61.562.112/0011-00 (“PwC”) para a elaboração do laudo de avaliação da parcela cindida de Yaborã a ser incorporada pela Companhia, a valor contábil, com base no balanço da Yaborã levantado em 31 de julho de 2021 (“Laudo de Avaliação”);

(i.2)  to ratify the engagement of specialized company Pricewaterhousecoopers Auditores Independentes, enrolled with the Taxpayers’ Registry (CNPJ/ME) under no. 61.562.112/0011-00 (“PwC”), to prepare the appraisal report on the spun-off portion of Yaborã to be transferred to the Company, at book value, based on Yaborã’s balance sheet prepared as of July 31, 2021 (“Appraisal Report”);

(i.3) aprovar o Laudo de Avaliação, objeto do Anexo 2.2. ao Protocolo e Justificação;	(i.3) to approve the Appraisal Report, attached to the Protocol and Justification as Annex 2.2;

(i.4) conceder autorização aos administradores a praticar todos e quais atos necessários à implementação da Cisão Parcial com Incorporação e ratificar os atos já por eles praticados; e	(i.4) to grant authorization for the management to perform any acts required for the implementation of the Partial Spin-off and ratify the acts that have already been performed; and

(i.5)  convocar e Assembleia Geral Extraordinária da Companhia a ser realizada, em primeira convocação, no dia 30 de novembro de 2021, às 10h30, para deliberar sobre a Cisão Parcial com Incorporação, nos termos da Proposta da Administração ora aprovada, na forma de edital de convocação objeto do Anexo II à presente (“Edital de Convocação”).

(i.5)  the call of the Company’s Extraordinary General Shareholder’s Meeting to be held, on first call, on November 30, 2021, at 10:30 am, to analyze and resolve on the Partial Spin-off, in accordance with the Management Proposal hereby approved, pursuant to the call notice attached hereto as Annex II (“Call Notice”).

(ii) aprovar quaisquer operações societárias, em qualquer modalidade jurídica, de certas empresas controladas direta ou	(ii) to approve any corporate transaction, under any legal structure, of certain legal entities

Página 2 de 4

Cont. da Ata nº 48/2021 - Livro 007 Reunião Extraordinária do Conselho de Administração realizada em 28 de outubro de 2021	Cont. of Minutes No. 48/2021 - Book 007 Extraordinary Meeting of the Board of Directors held on October 28th, 2021

indiretamente pela Companhia, no contexto da implementação do projeto One Embraer e autorizar a diretoria a praticar todos os atos necessários para tanto;	directly or indirectly controlled by the Company, in the context of the project One Embraer and authorize the management of the Company to perform all required acts for such purpose;

Encerramento: nada mais havendo a ser tratado, a palavra foi dada a quem dela quisesse fazer uso e, em razão da ausência de manifestações, o presidente declarou encerrados os trabalhos e suspensa a reunião pelo tempo necessário à lavratura desta ata, a qual, reaberta a sessão, foi lida, aprovada e por todos os presentes e assinada.	Closing: There being no further matters to discuss, the floor was opened for comments and, as there were none, the chairman adjourned the meeting for the time required for the drafting of these minutes, which, upon the meeting’s resumption, was read, approved and signed by all attendees.

São José dos Campos, 28 de outubro de 2021.	São José dos Campos, October 28th 2021.

Conselheiros:	Members of the Board of Directors:

Alexandre Gonçalves Silva	Raul Calfat
Presidente/Chairman	Vice-presidente/Vice-Chairman

Alexandre Magalhães Filho	Claudia Sender Ramirez
Conselheiro/Member of BoD	Conselheira/Member of BoD

Dan Ioschpe	Dejair Losnak Filho
Conselheiro/Member of BoD	Conselheiro/Member of BoD

João Cox Neto	Kevin G. MacAllister
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Página 3 de 4

Cont. da Ata nº 48/2021 - Livro 007 Reunião Extraordinária do Conselho de Administração realizada em 28 de outubro de 2021	Cont. of Minutes No. 48/2021 - Book 007 Extraordinary Meeting of the Board of Directors held on October 28th, 2021

Marcelo Kanitz Damasceno	Maria Letícia de Freitas Costa
Conselheiro/Member of BoD	Conselheira/Member of BoD

Pedro Wongtschowski	Sergio Guillinet Fajerman
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Todd Messer Freeman	Fabiana Klajner Leschziner
Conselheiro/Member of BoD	Secretária/Secretary

Página 4 de 4

Annex II.9. – Financial statements used for transaction purposes

YABORÃ Ind. Aeronáutica S.A.

BALANCE SHEET

Reais
ASSETS	07.31.2021
CURRENT ASSETS
Trade accounts receivable, net	21,155,073.00
Accounts receivable from subsidiaries	55,788,232.00
Derivative financial instruments	5,087,774.00
Contract assets	10,201,806.00
Inventory	4,231,860,687.00
Income tax and social contribution	2,430,429.00
Other assets	280,008,088.00

4,606,532,089.00

NON-CURRENT ASSETS
Customer financing	6,853,713.00
Deferred income tax and social contribution	251,777,452.00
Other assets	26,898,614.00
Investments	4,490,563,522.00
ELEB Equipamentos LTDA	883,730,625.00
Embraer Aviation France	934,422,876.00
Embraer Netherlands Finance B.V.	72,979,553.00
Embraer Netherlands B.V.	2,577,114,346.00
Embraer Overseas Limited	22,316,122.00
Property, plant and equipment	2,254,558,342.00
Intangible assets	5,588,843,151.00
Right of use	454,146.00

12,619,948,940.00

TOTAL ASSETS	17,226,481,029.00

Reais
LIABILITIES	07.31.2021
CURRENT LIABILITIES
Trade accounts payable	1,199,507,172.00
Trade accounts payable - Confirming	13,510,272.00
Lease liabilities	109,543.00
Loans and financing	2,354,996,305.00
Accounts payable	186,837,426.00
Accounts payable to subsidiaries	436,444,520.00
Contract liabilities	1,583,768,875.00
Derivative financial instruments	11,244,963.00
Taxes and payroll charges payable	32,782,730.00
Financial guarantee and residual value guarantee	179,936,371.00
Unearned income	4,799,530.00
Provisions	115,206,353.00

6,119,144,060.00

NON-CURRENT LIABILITIES
Lease liabilities	368,952.00
Loans and financing	9,645,475,136.00
Accounts payable	8,796,192.00
Contract liabilities	746,200,966.00
Derivative financial instruments	29,838,014.00
Financial guarantee and residual value guarantee	378,062,052.00
Unearned income	26,461,223.00
Provisions	18,337,355.00

10,853,539,890.00

TOTAL LIABILITIES	16,972,683,950.00

SHAREHOLDERS’ EQUITY	253,797,079.00

** ** **

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2021

Embraer S.A.

By:

/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations